UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2022

Smart Rx Systems, Inc.

(Exact name of issuer as specified in its charter)

Florida	46-3476042
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18544 N. Dale Mabry Hwy,

Lutz, Florida 33548

(Full mailing address of principal executive offices)

813-374-3565

(Issuer’s telephone number, including area code)

Comment

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Smart Rx Systems, Inc., a Florida “C” corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

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All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Smart Rx Systems, Inc., a Florida corporation.

Smart Rx Systems, Inc., the “Company”, “Smart Rx Systems” or “SRXS”, is a pharmacy technology company with custom and proprietary technologies, and a management company providing pharmacy related services at the point-of-care, or the POC, via The Smart PharmAssist™ Kiosk™, or the Kiosk, a registered® trademarked automated medication management system that dispenses medication-on-demand. Our technology was designed and developed to automate manual functions, improve the speed of dispensing with zero contamination, and improve security and convenience to patients. The automation provides more time for patient counseling services. We service patients at the point-of-care, hospitals, emergency units, walk-in-clinics, and small retail stores. We provide both dispensing at the point-of-care and mail order prescriptions as a follow-on service to customers in Florida or in any other state per the pharmacy laws of those states. Physicians send the prescriptions electronically to our Kiosks where the prescription is received, verified, and processed by an on-site technician or pharmacist located at the Kiosk, then the prescription is automatically filled and dispensed in two minutes or less and digitally verified.

Our Kiosk is a “Pharmacy-in-a-Box,” which is an entirely automated system with override capability to manually control the dispensing of medication by a pharmacist with digital verification. The current model has the capacity to dispense at least 225 different types of medications with approximately 70 prescriptions filled of each type of the 225 medications, totaling 15,750 prescriptions and over-the-counter, or “OTC,” medications. We refill the bins as required at varying time intervals under the supervision of a licensed pharmacist that is onsite or remote.

Each Kiosk notifies us of each prescription filled and we track the inventory daily to maintain adequate inventory availability. We fill prescriptions for patients and collect co-pays according to the patient’s insurance or offer a cost-plus model to patients who have no insurance. The cost-plus model helps patients with very large deductibles or patients who are economically disadvantaged. Each Kiosk location is either licensed as a pharmacy or is one of several “Micro Pharmacies” utilizing the pharmacy license, DEA license, and registered pharmacist of its "Parent" licensed pharmacy, and both types are in full compliance of U.S. Food and Drug Administration (the “FDA”) and other federal and state regulations. The new rules require at least one Pharmacist Technician to be a resident at each Micro Pharmacy, while at least one registered Pharmacist at the Parent Pharmacy may supervise up to seven (7) Micro-Pharmacies for each Parent Pharmacy. Each Micro-Pharmacy must be located within 50-miles of the Parent pharmacy, pursuant to updated regulations in Florida. All Micro Pharmacies will have a Kiosk for dispensing and storage of the inventory and are located at either a group of physicians' office, the lobby of a medical office building, a clinic, or a retail store, and the space required is determined by rules issued by the State Board of Pharmacy. While the minimum amount of space required by Florida law is only 100 to 150 square feet, we expect most of our locations' physicians' spaces would desire around 150 to 200 square feet, which is still far less, and a more efficient use of space than traditional pharmacies. Our Micro Pharmacies dispense prescription and OTC medications by the on-site Pharmacy Technician (Tech) under the supervision of the remote Pharmacist, who can remotely verify the drug being dispensed. This business model has recurring costs savings in the use of a licensed pharmacist, space requirements, inventory requirements, and mail order services.

The Kiosks can stock 150 to 225 brands of dry medications. The Kiosks may be refilled by a Pharmacist Technician under the supervision of a remote Pharmacist. Both Micro-Pharmacies and Parent Pharmacies can dispense medications that are being paid fully or partially as co-pays by private insurance companies, Medicare, or may be paid for entirely by cash or credit card for patients with neither private insurance nor Medicare. Our Cost-Plus model helps those patients who have high deductibles or have no insurance.

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Our Micro Pharmacies can be opened for about 30% to 40% of the cost of opening a Parent Pharmacy, have lower operating costs than our fully licensed Parent Pharmacies due to fewer and less expensive personnel, carry less inventory than Parent Pharmacies, and have fixed and semi-fixed costs that are less in almost every expense category versus Parent Pharmacies. Given the demand for more convenient prescription fulfillment, our On-Site Kiosks could dispense in more locations than what would otherwise be the case if we were opening all Parent size pharmacies, which allows us to open approximately 172 total pharmacies for the same Use of Proceeds of the Offering (defined herein) as compared to opening approximately 73 Parent Pharmacies, not inclusive of the institutional debt and inventory line of credit, we expect as a result of the availability of the proceeds of the Offering. We expect that we could decrease our operating costs substantially at the same time as increasing our revenues and footprint as a medication fulfillment provider.

As we move forward, we plan to install up to 7 Micro Pharmacies for each Parent Pharmacy. Our robotic Kiosks eliminate the majority of the manual tasks, such as finding each drug, counting the pills, labeling the vials, manually verifying the prescription, capping the vial, storing it for patient pick-up, and manually performing inventory checks, instead of verifying robotic and software provided data versus required state and Federal regulations. The verification is digital so there is no contamination. Micro Pharmacies also create more locations for easy access to our patients as they obtain their medications at or near their point-of-care.

Based on the robotic prescription fulfillment steps, public surveys, and our patient interaction and active response during Alpha and Beta testing, we believe our Kiosks perform all functions more efficiently than a traditional retail pharmacy. The Kiosks are very secure, accurate, and provide digital verification. This model has no human touch and therefore has zero contamination.

Our fully licensed pharmacy locations dispense medication-on-demand at the point-of-care (“POC”), unlike retail pharmacies, utilizing a proven robotic prescription dispensing system platform to lower the risks, costs, and time in developing and manufacturing a new technology device. Our Kiosk’s features include enhanced security against theft and pilfering of the tamper-proof metal and security glass Kiosk construction for prescription medications versus standard open shelving rows and key-lock drawers in chain and local pharmacy inventory storage spaces, prescription verification, automated pill counting, automated filling of vials, automated vial capping, barcode readers, biometrics, facial recognition, automated labeling, medication image capture, automated climate control, consultation with an on-site or remote-by-video licensed pharmacist, backend data collection, automated remote insurance verification processing, reimbursement, printing of medication instructions, and labeling of each vial. All patient information is stored on servers at the Company’s headquarters and is not available within the hardware storage systems of each individual Kiosk; therefore, any attempt to break into a Kiosk would not compromise patient information, including credit card information because we do not store credit card information.

Part of our Proceeds from the Offering include the rapid introduction of a virtual backup server and a mobile application that can be accessed anywhere, so that a patient can access all the information about the medications and methodologies while properly adhering to the prescription regimen as prescribed.

Our Kiosks substantially exceed the Federal standards for security of medications. These self-contained security-grade metal and security-grade glass Kiosks for storage of medications until dispensed are far more secure than standard pharmacy storage systems approved under Federal standards, which feature open shelving and key lock metal or plywood laminate drawers. These traditional medication storage systems at American pharmacies cannot compare to the security of a specially designed Kiosk system for safety of storage for medications.

We have partnered with a global automated pharmacy robotics manufacturer (“GAPRM”), ScriptPro USA, Inc. (or “ScriptPro”), who manufactures and installs the Kiosks at its expense and provides 24/7 maintenance. This contractual relationship has provided us with a more rapid entry into the market than we could have experienced otherwise. We believe there is no better place to compete than at the POC, as outlined below in Growth Strategy. While we expect that the first 28 to 48 Micro Pharmacies will be installed inside the lobbies of physicians' offices or Medical Office Buildings, to provide "walk-out-of-the-building-with-your-prescription" convenience, without having to either go to a traditional pharmacy and wait for a prescription or wait for delivery of an initial prescription by mail or delivery (which often requires a patient to be physically present to sign for certain medications), we plan to add other locations as our revenues rise from the phase in of new Kiosks financed. The same model can be replicated at large corporate physicians' multi-practice offices such as those adjacent to the hospitals, small retail and convenience stores, free-standing “brick and mortar” traditional pharmacies, and for potential customers in the foreseeable future that are chain store retailers, hospitals or clinics.

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The Micro Pharmacies will not contain any controlled substances, as those will be filled by the controlling Parent pharmacy. All shipments of medications will also be completed by the Parent pharmacy. While the Kiosk could be deployed in assisting living, rehabilitation or nursing facilities, we do not believe they would be profitable segments of the marketplace in the next few years, thus we do not plan to enter those types of facilities by using the proceeds of the Offering. Our Kiosks are currently deployed in both retail and formulating pharmacies which we own, within or adjacent to physicians’ offices, and medical office buildings.

As of the date of this Annual Report on Form 1-K, we have not yet commenced installations of the Kiosks into other types of retailers, hospitals or clinics, which we plan to conduct subsequent to the receipt of proceeds from the Offering, due to the capital requirements involved with larger facilities and multiple locations of retailers, as well as greater inventory needs of larger cumulative quantities of prescription medications represented within the larger number of Kiosk locations. These retailers with hundreds or thousands of locations, and large hospitals, require either significant installation costs and initial inventory investment or larger capacity Kiosks, both of which would depend upon the availability of proceeds from the Offering or alternative financing. We have developed significant expertise within our existing installations and communications with larger facilities and in developing our Kiosks.

Management believes that using robotics to improve and consistently maintain patients’ experiences at, or remotely, with a pharmacy and its staff, is the first way of building patient loyalty to its brand. Patients appreciate the convenience and the accuracy of our systems. Additionally, patients appreciate that refills may be mailed directly to them. As of July 5, 2023, the robot has never made an error during the Alpha and Beta testing period of the entire integrated system.

Each of our locations will operate as a fully licensed pharmacy and we are required to adhere to federal and state guidelines in all respects, including those related to the security of our Kiosks, patient information, and inventory.

The proceeds of the Offering will also provide us the opportunity to complete our ongoing development of a Virtual Counseling center, to augment the planned new mobile application. Our systems currently inform us of all refills that may be due in the next 15 days, so that we may efficiently plan on patient notification.

Our Kiosks have performed, in real time under normal operating conditions for pharmacies filling prescriptions for patients, for over four (4) years, inclusive of all functions of filling, dispensing and recording prescription insurance coverage for patients and taking payment for prescriptions. Our Kiosks have executed these functions in everyday utilization in eight (8) different commercial test and contract locations, in less time (30 to 90 seconds on average, depending upon the quantity and size of the pills), with less cost (without human interaction until a pharmacist or pharmacist technician rechecks the vial contents filled by the Kiosk digitally and the label is printed by the Kiosk), while achieving a degree of accuracy that is unachievable by similar human endeavors. This is largely due to the consistency of the software and the strength and the repetitive precision and agility of the robotic arm, that, in a comparison over a long period of time with the same functions performed by humans, simply performed better, avoiding the natural prevalence of human errors. This frees up time for pharmacists and pharmacy technicians to perform tasks for which human interaction is required, such as interacting with patients and answering their questions in real time, providing them with professional advice and the benefit of their experience.

Therefore, we also intend to acquire pharmacies and licenses and open Micro Pharmacies located in the other states that have passed, or will pass, Micro Pharmacy laws to diversify our risk of concentration in just one state and to initiate a more widespread acceptance of our technology advantages. We expect that in the long term there will be a consistent flow of licenses and pharmacies in our target markets for acquisition, operation and expansion, which will likely enable us to continue our platform in the foreseeable future.

Management believes that the passage of the Micro Pharmacy legislation in Florida affords SRXS the opportunity to become potentially profitable with fewer pharmacies, more rapidly opening pharmacies, and at lower initial opening costs than at any time in our past. Given the delays we have incurred and suffered in bringing the Offering to market over the last two and a half years, such news is certainly positive for our existing shareholders, and we should be encouraging for our future shareholders.

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We expect that more states will add similar laws in the near future. Management believes that using robotics to improve and consistently maintain patients’ experiences at, or remotely, with a pharmacy and its staff, is the first way of building patient loyalty to its brand.

We plan to open an e-commerce website to sell minor, related durable goods and over-the-counter medicines in order to increase revenues and increase our customer base. Some OTC (non-prescription) medications may be added to our Kiosks if certain physicians prefer such OTC medications to be part of the inventory items within our Kiosks at any given location. Additionally, we will continue to add services that the licensed pharmacist can legally provide. We currently compound per specification drugs that are prescribed by a physician and are not available as a brand or generic medication. Compounding drugs is the process of combining, mixing, or altering ingredients to create a medication tailored to the needs of an individual patient. Our Kiosk compounding process is categorized as non-sterile compounding—the process of combining, admixing, diluting, pooling, reconstituting other than as provided in the manufacturer's labeling, or otherwise altering a drug or bulk drug substance to create a non-sterile preparation. We are currently researching how to incorporate specialty drugs into our pharmacies as a pharmacy service.

To comply with federal and state guidelines, we take the applicable steps, including maintaining records of all invoices and reports on our servers, checking expired medications monthly, performing monthly inventory checks, and only employing pharmacists who are duly licensed and authorized by the applicable governmental authorities to provide professional pharmacy services to Patients at the Customer Site via remote support facilities incorporated into the Kiosk. Further, to comply with federal privacy regulations, we have implemented a Privacy and Use of Information Policy through which we manage the use and storage of patient information, which is stored off site. Our Kiosks include reinforced security-grade glass paneled doors which are strengthened with security-grade perforated metal, which make break-ins physically difficult, without irreversibly destroying or rendering unusable the medications contained in the Kiosk. Additionally, the bins and construction of the Kiosk itself partially conceal drug stock and deter break-ins. Further, the internet connection of our Kiosks is behind a firewall and customers will only have access to the central user interface on the display. The patient information is secured off-site and backed up off-site, through SRXS fire-walled software, which is also required by similar federal and state guidelines. The dual backup structure of data at the local server and the remote server is to ensure data is secure and protected from cyberattacks and breaches.

Our Kiosks can be leased or purchased by us directly from the GAPRM or its affiliates by physicians or medical facilities, or to us. We contract with each of our customers, and where we are the lessee of the Kiosk, we collect the lease payment from our customer as part of our contract. Pursuant to the contract with our GAPRM, we have the right to purchase the Kiosks, which we may pursue if a purchase improves our, and our clients’, returns, while not absorbing undue risk. We buy and own the inventories of pharmaceuticals in our Kiosks, and we own all pharmacies. Each pharmacy has a unique name D/B/A Smart Rx Pharmacy and its own EIN, but is majority-owned by Smart Rx Systems. Further, a physician or physician group may purchase between 10% and 40% interest in a pharmacy entity; however, if a physician or physician group purchases a portion of the pharmacy entity, they must purchase a Kiosk using third-party financing, and lease the kiosk to the pharmacy entity. All other parts of the pharmacy, including computers, fixtures, and inventory will be purchased by Smart Rx Systems. The physicians or medical facilities will then hire us with both recurring and one-time fees to operate, manage and perform all pharmacy related services and activities at the POCs. Each POC location has one or more of our Kiosks, pharmacy management software, and on-site or remote-by-video licensed pharmacists and pharmacy technicians to verify prescriptions and provide counseling to the patients, or via video conference, if requested.

We tested the newly legislated Micro Pharmacy concept in 2021. The Micro Pharmacy concept is permitted to date in Florida and six other states, where using an “Enterprise Pharmacy” software would allow seven Micro Pharmacy locations to operate. Each Enterprise Pharmacy, also referred to as “Micro Pharmacy” or “Satellites,” would be remotely managed by the pharmacist at the fully licensed “Parent” Pharmacy using audio-video technologies, but fully staffed with registered pharmacy technicians at all hours of operation and interaction with patients. We have pioneered all the proprietary and interfacing Enterprise Pharmacy software for our specific needs and are ready to expand as soon as the capital from the Offering or financing from a potential third-party financial institution occurs.

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We can install our Kiosks in new Micro Pharmacies staffed by rotating back-up pharmacy technicians within days once a location is ready for our Kiosk to hook up to electricity, internet, and phone lines and to operate effectively under the Parent Pharmacy’s DEA and state licenses. Each separate satellite location will require its own license. This will reduce costs on average, per pharmacy location, vs. separately licensing or acquiring each licensed pharmacy, by $300,000 to $500,000 per pharmacy, depending on location and size of physicians’ practices or medical office building (MOB) internal location differences, and inclusive of: (1) license acquisition or pharmacy acquisition purchase costs, which is the largest cost savings for each satellite, as each previously cost at least $150,000 to license by application, or up to $400,000 to purchase an operating small or recently closed pharmacy; (2) one-seventh of the costs of wages; (3) reduced Micro-Pharmacy inventories levels; (4) software savings and hardware reduction; and (5) other daily operating efficiencies. We can open these Micro Pharmacies in as little as one hundred square feet of space by law, but we expect that most, if not all, will be larger by 50% to 100% of the legal minimum. Each physicians’ or building owners’ or small retail stores’ owners’ layout and pedestrian patterns, will have preferences and design mandates which, based upon our experience to date in placing fully licensed pharmacies in similar locations, tends to indicate that the size of the space in which the patient interacts with the pharmacist and/or pharmacy technician should feel comfortable for the patient and not cramped.

The Micro Pharmacy legislation in Florida has provided SRXS with advantages that did not exist prior to this new law, which is especially timely and economically advantageous news for our potential new shareholders in the Offering. We should be able to open approximately 248 more pharmacies with the same net proceeds of approximately $46 million than we anticipated prior to this legislation becoming effective, in addition to the potential institutional debt and inventory lines of credit available because of the proceeds of the Offering. Unfortunately, this legislation is not yet passed in Texas, but Texas does allow rural locations for remote pharmacies, and therefore, when we move our existing two pharmacy licenses in Texas, we will then determine if expansion into the rural Texas areas is feasible; otherwise, we do not plan on expanding in Texas beyond any remote rural pharmacies that utilize one of our two existing pharmacy licenses in newly located Kiosk equipped pharmacies in the near future unless Texas passes Micro Pharmacy laws similar to the existing seven states.

It is in our best interest to open as many Parent pharmacies and their surrounding Micro Pharmacies in Florida, in both primary and secondary markets, as capital availability permits, as well as, for diversification, the other states where Micro Pharmacies are permitted. Florida is a very large state both geographically and in population, as well as diverse in its population’s ages, races, and US citizens vs. immigrant or non-resident alien make-up. The convenience and competitiveness of our services and products’ availability at the site of care, mitigates, to a degree, what we believe may be perceived as undue concentration for a developing and growing a company like SRXS, to be expanding with such focus solely on Florida. Management nonetheless believes that the concentrated expansion within Florida, as compared to the number of currently contemplated new pharmacies with Kiosks to be added from pro forma projected proceeds of the Offering, or any potential institutional placement received by SRXS, compared to the markets available, and the size, distance and diversity of those markets, is less risky than smaller, less populated and less diverse states.

Therefore, we also intend to acquire pharmacies and licenses and open Micro Pharmacies located in the other states that have passed, or will pass, Micro Pharmacy laws, to diversify our risk of concentration in just one state, and to initiate a more widespread acceptance of our technology advantages. We expect that in the long term there will be a consistent flow of licenses and pharmacies in our target markets for acquisition, operation and expansion, which will likely enable us to continue our platform in the foreseeable future.

Management believes that the passage of the Micro Pharmacy legislation in Florida affords SRXS the opportunity to become potentially profitable with fewer pharmacies, more rapidly open pharmacies, and at lower initial opening costs than at any time in our past. Given the delays we have incurred and suffered in bringing the Offering to market over the last two and a half years, such news is certainly positive for our existing shareholders, and we should be encouraging for our future shareholders.

We expect that more states will add similar laws in the near future.

We plan to open an e-commerce website to sell minor related durable goods and over the counter medicines in order to increase revenues and increase our customer base. Some OTC (non-prescription) medications may be added to our Kiosks if certain physicians prefer such OTC medications to be part of the inventory items within our Kiosks at any given location.

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All of our current Kiosks are currently installed at the POCs to provide convenience to patients. Physicians send the prescriptions electronically to our Kiosks, where the prescription is received, verified and processed by an on-site technician or pharmacist located at the Kiosk or a remote technician or pharmacist, and the prescription is then automatically filled and dispensed in approximately two minutes.

HISTORY OF THE COMPANY

Our Company was incorporated on August 16, 2013 by filing Articles of Incorporation with the Florida Secretary of State.

We began limited and commercial installations of our Kiosks at the end of 2016, opened our first fully commercial installation in late 2017 while we performed Alpha and Beta testing. Our revenues during the Alpha and Beta testing totaled approximately $7 million. Our revenues during the coronavirus pandemic (“COVID”) decreased to $1 million due to the adverse effects of COVID on capital raising efforts for operations and inventories.

We filed an offering statement on Form 1-A (the “Offering”) with the United States Securities and Exchange Commission (the “SEC”) on December 20, 2015, as amended by Form 1-A/A amendments, filed on December 20, 2020, February 15, 2022, March 28, 2022, May 9, 2022, June 21, 2022 and July 13, 2022, respectively, which Offering was qualified by the SEC on August 9, 2022. Pursuant to the qualified Offering as amended, we are offering a maximum of $50,000,000, or the Offering Amount, comprised of $45,000,000 of our Series REG A Non-Voting Cumulative Convertible Secured preferred stock, or the Series REG A, and $5,000,000 of our Class REG A Super-Voting Preemptive Rights Convertible common stock, or the Class REG A, together with the Series REG A, the Offered Shares or the REG A Shares. Both the Series REG A shares, are being offered at an offering price of $10.00 per share, or the Series REG A Offering Price, with a stated value of $12.50 per share, or the Stated Value, and a redemption value of $12.50 per share, or the Redemption Value. We anticipate that the net proceeds will be approximately $46,005,000, if we sell the maximum offering amount. As of July 14, 2023, we had issued 0 (zero) Series REG A Non-Voting Cumulative Convertible Secured preferred stock for gross proceeds to the Company and we had issued 0 of Class REG A Super-Voting Preemptive Rights Convertible common stock for gross proceeds to the Company of $0.

We believe that the proceeds of the Offering and other institutional placements and loans we plan to receive should allow us to open over 145 “Micro Pharmacies” located at physician practices and 27 “Parent Pharmacies” within 24 months of the receipt of funding. Each Parent Pharmacy currently has 5.3 Micro Pharmacies with parent support and parent management. The business model of a parent and Micro pharmacies will require one pharmacy license and one DEA license to process prescriptions at the Micro Pharmacies under the supervision of a pharmacist at the parent location. Additionally, since each location does not require a dedicated pharmacist and dedicated licenses, Smart Rx Systems can save approximately $1 million annually in a combination of operating costs per each Parent and each of seven (7) controlled Micro-Pharmacies. We plan to centralize all functions that are not 100% pharmacy location related. Each Micro Pharmacy runs the dispensing for the Parent Pharmacy.

Pharmacies will only dispense medications, grow services, and take care of patients. We will provide additional services such as Remote Therapy management, vaccinations, and durable medical equipment.

We lease an office of approximately 3,000 square feet at 18544 N. Dale Mabry Highway, Lutz, Florida 33548 as our operational and financial office in Lutz, Florida, which is located in the suburban area of Tampa.

In July of 2017, we purchased an approximately 9,000 square feet building, at 2273 Lee Road, Winter Park, Florida 32789, which we began renovating in late 2018 and early 2019. This building was intended to be utilized as our future headquarters offices and Kiosk demonstration center. Our plans changed due to both cost considerations related to the renovations, as well as a changing real estate rental market in our geographic area, resulting in the profitable sale of the building in August of 2019.

Financial Summary

Our operations are affected by inventory and patients. As we raise capital, we believe that with the cash infusion we can add services such as Therapy management, vaccinations, over the counter medications, and other health related products, and specialty products for our patients. This will help increase revenues and lower our purchasing costs due to the volume of purchases, thereby increasing our profits. As we grow, our operating costs will continue to decrease as the “Micro Pharmacies” will be managed physically by a pharmacy technician and the cost of a pharmacist will be only one seventh of the cost. This business model will help us become profitable more quickly.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The following represents our performance highlights:

Revenues

For the year ending December 31, 2022, our gross revenues were approximately $196,592, a decrease of about 75.275%, with a cost of sales of $161,267, resulting in a gross margin of $35,325, a decrease of about 67%; compared to the same period of 2021 of gross revenues of $795,104, with a cost of sales of $489,698, resulting in a gross margin of $298,000. In the same period in 2022, our net expenses were $2,617,923, or $2.18 per common voting share, vs. $2,268,340 for 2021, or about $2.71 per common voting share, which is a decrease of approximately 20%.

Results of the COVID-19 Pandemic (“COVID”) caused our company to lose some key personnel, decreased our walk-in traffic, and delayed our capital raise by almost 3 years. Our shareholders helped us by purchasing additional equity or giving SRXS loans. Lack of capital forced us to decrease the number of pharmacies and inventories. We were able to continuously increase revenues each year from 2016 to 2019 during our Alpha and Beta testing, The pressures of lack of capital started decreasing our revenues as we continued our system testing.

Our loss from direct operations, excluding amortization of $609,483, depreciation of $1,294, gain on sale of assets of $16,000, and impairments of $507,000, in 2022 was $3,985,044 vs. a loss from direct operations of $2,493,506 in 2021, an increase of $1,491,538, or approximately 37.4%. In 2022 our direct expenses of operations were $2,617,923 vs. the same period in 2021 our direct expenses of operations of $2,268,340, an increase of about 15%.

Liquidity and Capital Resources

Smart Rx Systems had minimal liquidity and cash reserves during most of 2022. Our operations were funded month-to-month by loans of $413,461 of working capital from Founding Shareholders, Directors, and our President and a group of outside investors.

During the early term of Beta testing of the system, we continued to increase revenue each year till we reached $3 million in revenue in 2020. Then, as our capital raise got delayed due to COVID, we had to let some personnel go and close some pharmacy sites. We believe that as we raise capital, and we open the Parent pharmacy with 7 micro pharmacies, we can quickly increase revenue and become profitable.

Short-Term Liquidity

As of December 31, 2022, we had $26,422 cash on hand, and as of December 31, 2021, we had $11,635 of cash on hand. Our Founding Shareholders continue to fund our operating deficits until an Institutional placement and/or proceeds from the Offering are received.

SRXS issued promissory notes to related parties Santu Rohatgi and Sandeep Mathow, for as payment loans to the Company during 2018, 2019, 2020, 2021 and through May 4, 2022, of approximately $3.15 million. These loans at 8% Simple Interest are planned to be paid in full from the same sources as stated in the Offering, in 2022 and 2023. Since inception of the first Notes, through March 31, 2022, $161,637.05 was paid in interest on these loans, and $238,045.18 was accrued to a future date to be determined.

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Mathow’s past due accumulated pay previously subject to grants of unissued Preferred Shares, to the extent available to be paid by the Company, as well as Santu Rohatgi’s reduced current salary, may continue until sufficient funding is achieved from the planned Offering to revert to the payment of his full salary, as per his Employment Agreement. Sandeep Mathow’s employment with SRXS ended as of October 2019 when he decided to pursue other opportunities. Santu Rohatgi’s employment with SRXS will continue until 2027. Prior to 2020, any basic wages and bonuses that were not paid to Santu were converted to “Special Preferred Shares” with a stated value of $2 per share and purchase price of $1 per share. These shares were granted but not issued and had no voting rights. Effective 2020, the Board of Directors rectified the employment contract of Santu Rohatgi which stated that any unpaid basic wages not fully paid could not be converted to “Special Preferred shares”. The unpaid basic wages were, therefore, recorded as wages payable under current accounts payable. In 2020 the unpaid basic wages were $138,000, in 2021 they were $210,495, and in 2022 they were $350,000, respectively. These unpaid wages were recorded as wages payable under the current accounts payable. These 3 years of basic wages have a simple interest of 8% and are payable from operating funds. Starting in 2023, besides the unpaid basic wages receiving the above treatment, the guaranteed bonuses would also have the same treatment. Any guaranteed bonuses will be recorded as accounts payable current liability if not paid in full during the period it was earned. The Board in 2022 also decided not to award Santu a performance bonus that could be converted to “Special Preferred Shares”; in lieu of a performance bonus, the Board awarded 250,000 original shares of common stock.

We may resume payments to Sandeep Mathow previously earned pursuant to his past Employment Agreements, once our cash flow accommodates such payments. Since he is no longer employed by SRXS, he no longer has an active Employment Agreement, but this aspect of his past Employment Agreements is still operative and binding on the Company for past salaries accrued and due as the Company is able to pay them. These payments will be calculated by subtracting his wages from the principal shares he received after October 2019, pharmacy impairment, sale of a pharmacy in Texas, and some other outstanding expenses. These may total to $500,000 of reductions.

In June of 2021, we issued a Promissory Note to Mathow in the amount of $354,906, for fifteen cash loans he made to the Company, between June 30, 2020, and December 31, 2020, at interest rates of either 8% or 12%, respectively. The Promissory Note is payable from the same sources and in the same manner as his other Promissory Notes, such as the Offerings, or from proceeds of the sale of the Company’s assets or a change of control that produces proceeds to the Company, or through other insertions of capital, or refinancing proceeds, in 2022. The Promissory Note is payable in time behind the repayment of Non- Control Party Lenders Notes, but prior to Preferred redemptions. Since inception of the first Notes, through March of 2022, $98,941 was paid in interest on his Notes, and $63,299 was accrued to a future date to be determined. Since inception of the first Notes, through March, 2022, $62,696 was paid in interest on these loans, and $231,006 was accrued to a future date to be determined. No further loans were made to the Company through March 2023 by Sandeep Mathow.

There are several debts from Shareholders, Directors, Sandeep Mathow, and Santu Rohatgi which have simple interest of 8% to 25% annually and common shares. All interest must be paid in full prior to payments on principals.

In January of 2021, one of our Founding Shareholders lent us a short-term bridge note for general corporate purposes in the amount of $501,000. The Note is payable from the proceeds of the Offering, any other institutional capital contribution or loan, or at the earliest of any other type of offering, until paid in full. This Note bears repayment preference pari passu with the earliest Notes to be repaid once repayments in part or whole commence, irrespective of source of repayment.

In the first half of 2021, the Equal Employment Opportunity Commission of the US Government (EEOC) ruled against an ex-employee’s complaint in our favor. Shortly after learning of the EEOC’s ruling against her, the ex-employee filed a civil action, which our counsel and management believes has no merit, but could eventually cause up to $25,000 in costs and legal fees to SRXS. In 2023, the case was settled for less than the anticipated amount of $25,000.

9

SRXS successfully acquired its second PPP loan of $195,258 under the CARES Act, on March 02, 2021. The Bank advised us that this PPP loan was forgiven on September 08, 2021.

In April of 2021, $150,000 of a previous commitment by a Texas Family Office was funded in a loan format, all of which was utilized to pay outstanding corporate related invoices, or reimbursements for invoices already paid, all of which represent costs unrelated to Broker Dealer or RIA compensation. The loan was accompanied by the issuance of 4,500 of our Class AA+ common shares which carry conversion rights, preemptive rights, and super-voting rights of three to one. The Note carries an interest Rate of 24%, but is payable from proceeds of the Offering, which is expected to be offered in the 2nd quarter of 2022, versus the Promissory Note’s maturity on January 29, 2024, which may be extended upon request. Any adjustments to the payment amount may change based on receipt of invoices.

In September of 2021, four of our Founding Shareholders provided a short-term loan of $375,000, and Santu Rohatgi provided an additional $80,000.

We reduced the wages of the Company for 2021 by $715,000 annually, a large part of which was the temporary or deferred reduction of management salaries.

By May of 2022, we have accumulated approximately $247,000 of accounts payable, after paying down about $75,000 during 2022, for accounts payable which were not paid before year end December 31, 2021, and recent invoices may not be collected before year end to pay in full all the accounts payable incurred recently without further equity or loans from Founding Shareholders or other sources if the REG A Offering does not commence in time to have some proceeds during 2021. Approximately $297,000 of those payable accounts are for prescription inventory replacement. At full payroll, and depending upon gross sales any given month, until we can open at least six new pharmacies from the proceeds of the Offering, in addition to our current licenses and pharmacies, we have approximately a $140,000 to $181,000 per month shortfall.

The first $10 million of proceeds of the Offering, will allow us to rapidly add ten to twelve (10-12) of our Kiosks as we receive the initial proceeds, which will offset these monthly deficits, bring our existing pharmacies back to full replenished inventory levels. The full achievement of the $50 million will add more than 196 Kiosk pharmacies over the first eighteen months following the close of the Offering.

In the second Quarter of 2020, the Company successfully received an SBA Payroll Protection Program loan of approximately $230,180 whose terms and conditions continue to change as of the date of this Audit, as Congress has further defined their intent to help companies like Smart Rx during the COVID Pandemic. Essentially the loan varies from past SBA loans in that it required no collateral of SRXS, nor did it require the guarantee of any principals of SRXS and was fully forgivable with no tax consequences related to the forgiveness, as long as SRXS utilized all the money borrowed during the 24 weeks after receipt of the loan and used at least 60% of the loan for employee salaries that were employed during defined periods of the Company’s past operations in 2020 and 2019. The Company has since received forgiveness of the loan and al accrued interest. All of the money loaned via the PPP was used for payroll.

Our total revenues in 2022 were $168,942, $787,697 in 2021, and $2,992,107 in 2020, compared to $1,736,221 in 2019.

In 2022 our operating loss was $2,582,598, 2021 was $1,970,340, and in 2020, it was $1,960,775~~.~~

As a result, Smart Rx Systems’ net loss for the fiscal year ended December 31, 2022, was $3,985,044, 2021 was $2,493,506, and in 2020 it was $3,028,097. In 2022, our net loss was higher than previous years due to a write off of bad debts, and over $500,000 in impairment losses. $307,000 of the impairment losses will be deducted from the debts owed to Sandeep Mathow.

10

Our retained earnings for the fiscal year ended December 31, 2022, was $14,955,325, 2021 was $12,461,819 2020 were $9,433,723, compared to $6,751,486 for the fiscal year ended December 31, 2019. Therefore, improvement in sales as we open Micro pharmacies and parent pharmacies could potentially provide profitable operations, especially due to our business’ gross profit margin.

These increases in revenues in 2020 and decreases in expenses in 2020 were achieved under severe COVID restrictions, with only three to six total pharmacy locations in operation during any full month, due to physical moves of physicians’ practices, or changes in the number of physicians within the practices. Management believes that these results further prove our operating and business model given proper capitalization for significant growth.

Trend Information

In 2020, we were still in Beta testing mode for our Micro Pharmacies and parent pharmacy as the processor of transactions and prescription verification, and the results proved that we were ready to replicate our business model for profitable growth. Our capital raise was delayed due to consequences related to the COVID-19 Pandemic, which adversely impacted our business due to lack of capital, inventory finance, and cash flow from normal operating activities. Therefore, Santu Rohatgi, our President, did not take any salary, but continued to both fund the Company and bring in capital from Founding Shareholders and lenders. The business model, the system software and hardware tests give us confidence that once this Offering produces proceeds, deploying the capital as provided in our Use of Proceeds could generate profitable operations.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of Smart Rx. Our company is managed by Smart Rx, its sole manager. Consequently, our company does not have its own separate directors or executive officers.

The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our directors, executive officers and contractors.

The individuals listed below are our directors:

Name	Position	Age	Term of Office	Hours/Year (for part- time employees)
Swatantra “Santu” Rohatgi	Chairman of the Board and President	74	Indefinite	N/A
David Van Valkenburg	Independent Director	78	3 years	N/A
Roman Rohatgi	Director	40	3 years	N/A
ASG Corporate Finance Corp	Advisor to Board	N/A	3 years	N/A

Executive Officers

Set forth below is biographical information for Smart Rx’s executive officers.

Swatantra “Santu” Rohatgi, Chairman of the Board, President and Co-Founder. Mr. Rohatgi has led the operation of our Company since 2014 as a CFO, Treasurer and Vice Chairman. In November 2019, he ascended to Chairman of the Board and President. Prior to joining Smart Rx Systems, Mr. Rohatgi has been a C-Level strategist, finance, operations and transformation consultant, with over 25 years of experience leading turnarounds and driving growth for Fortune 500 technology and global technology start-ups. He has managed multi-functional teams and large-scale projects, supported mergers and acquisitions, devised strategic plans and actions for investors and corporate shareholders. He has held various management positions at NCR Corporation, AT&T Inc., Universal Credit Card, and CEO and CFO in several startups, such as Fore Front, and CEELOX, including over 25 years as a Regional and CFO in various organizations.

11

Director and Executive Compensation

Set forth below is a table of remuneration that our executive officers and directors received for our fiscal period ended December 31, 2022.

Name	Capacity in which Compensation Was Received	Cash Compensation ($)	Stock Based Paid Compensation ($)	Total Compensation ($)1
Swatantra “Santu” Rohatgi(1)	Chairman of the Board, President, Interim CFO	$0.00	$0.00	$0.00
David Van Valkenburg(2)	Independent Director	$0.00	$1.00	$1.00
Roman Rohatgi (2)	Director	$0.00	$1.00	$1.00

ASG Corporate Finance Corp. (3)	Board Advisor and Corporate Secretary	$0.00	$0.00	$0.00

(1)            Santu Rohatgi did not receive cash compensation for 2022; Mr. Rohatgi was going to be paid $350,000 in salary, a guaranteed bonus of $350,000 and was awarded a special achievement award in the amount of $300,000. None of these were paid as cash compensation. According to Mr. Rohagti’s current employment contract, the compensation cannot be converted to Special Preferred Shares of $1.00 per share. The compensation to Mr. Rohagti for 2022 may be received in 2023, in either cash or shares The Shares shall be recorded as issued, in whole or in parts when certain events occur, if ever, that trigger the issuance of some, or all, of these Shares, as applicable when such events occur.

(2)            Our two (2) outside Directors were issued 17,000 Class A KEY Plan Shares for their services in attending Board Meetings and completing their responsibilities as members of the Board of Directors of the Company.

(3)            An affiliate of ASG’s incurred expenses, of less than $10,000 in 2022. Expenses were not recorded on the Company’s book and records but may be approved and become payable in 2023.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the date of this Annual Report on Form 1-K, certain information regarding the beneficial ownership of our stock for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding shares of any class of voting stock and (2) each of our directors and named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding shares of any class of voting stock. Each person named in the table has sole voting and investment power with respect to all of the shares of stock shown as beneficially owned by such person.

The Commission has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after the date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

All options and warrants of the Company as of the date of this Annual Report on Form 1-K, were granted, but not issued, to Santu Rohatgi, Sandeep Mathow, Founding Shareholders, and several consultants. ASG’s options were issued in 2015 and 2017, respectively.

				Amount
				and
				Nature
				of	% of
			Amount	Beneficial	Common
Title of	Name and Address of	Nature of	and	Ownership	or
Class	Beneficial Owner	Beneficial	Ownership	Acquirable	Preferred
Common Stock	Sandeep Mathow(1)(2)	Family Trust	400,000	0	40.96%
Common Stock	Swatantra “Santu” Rohatgi(2)	Family Trust	380,000	0	38.91%
Preferred Stock	Sandeep Mathow(2)	Family Trust	1,250,000	0	45.99%
Preferred Stock	Swatantra “Santu” Rohatgi(2)	Family Trust	750,000	0	27.59%

(1)	Mr. Mathow’s family trust beneficially owns the full amount of the shares indicated in the table above; however, Mr. Mathow placed 95.2% of his voting rights into a special voting trust and the independent Trustee of such voting trust shall not vote the shares for an indefinite period of time to avoid conflict of interest issues in connection with a company of which Mr. Mathow is also a controlling shareholder. Mr. Mathow may vote only 4.8% of his stock in the Company which equals 3% or less of all voting shares pre- and post-Offering.

(2)	The address of each beneficial owner is that of the Company Headquarters in Lutz, Florida.

Our Board may, from time to time, cause shares of capital stock to be issued to directors, officers, employees, consultants or contractors of our Company or its affiliates as equity incentive compensation under the KEY Plan, which shares will have all benefits, rights and preferences as described in the corporate resolutions, filings with the State of Florida, and the Stock Purchase Agreements executed by each Shareholder and the Company at the time of issuance of such Shares, and in the descriptions of all of our securities, both historical, and most current, Offering Circulars filed with the SEC and FINRA.

12

In November 2019, Sandeep Mathow retired from our Company, which he founded in 2013. He retired from the Board of the Company and ceased to be an officer of the Company. He placed 95.2% of his voting rights in the Company into a voting trust controlled by an Independent Trustee, Vijay Naik. Such trust does not allow the Trustee to vote the shares until the earliest of ninety-one (91) days after the end of the Offering, and only if the Company is actively engaged in a sale of the Company to an unrelated third party in an arms’ length transaction, or if he no longer controls the Conflicting Entity. If he still owns controlling shares of the Company in his Family Trust, and the controlling shares of the Conflicting Entity, the voting trust will continue until one of the conflicting companies is no longer controlled by Mr. Mathow or his Family Trust. Mr. Mathow no longer controls the Company, either as an officer or director or controlling shareholder. He has received no salary or bonus from the Company after his retirement from the Company in November 2019. He will be referred to as the Founder of the Company. He may receive compensation from the Company which has not been paid in the past but accrued, as well as any future pension benefits due, if any. He may also be repaid any loans and interest due and reimbursed.

Item 5. Interest of Management and Others in Certain Transaction

 Neither our President nor our Corporate Secretary have any conflicts of interest, nor have they entered into any transactions which could potentially place them in a compromised position in relation to their responsibilities to the Company or its shareholders. There are no known issues which could impact or influence their decisions as a member of the Board, or as Advisor to the Board.

We have to date been providing capital in the form of secured preferred equity, in addition to engaging in management agreements and contracts for the direct supervision and operation of our installed Kiosks and national pharmacy management, or manage the affairs related to such assets partially owned by affiliates, special purpose entities related to us, or subsidiaries. We expect to incorporate an affiliate corporation coincident with the availability of proceeds from conducting the Offering, to act as the operating company responsible for implementing part of our plans, under the direction of our Company as its management company. The new affiliate corporation is expected to be a wholly owned subsidiary of the Company, and the Company believes there is no conflict of interest with the management or any third parties. While the affiliate corporation is expected to be incorporated in Florida, its articles of incorporation will be identical in terms and structure to the Company’s Articles of Incorporation, except that this operating affiliate corporation will not have as many Classes or Series of shares as the Company. We intend to eventually have all operations performed by our subsidiaries so that in the future, the Company can function solely as a holding company of various operating subsidiaries through holding company structure.

Item 6. Other Information

No other information.

Item 7. Financial Statements

13

Smart Rx Systems, Inc.

Independent Auditor’s Reports and Financial Statements

December 31, 2022, 2021 and 2022

14

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Management of Smart RX Systems, Inc.

Opinion

We have audited the accompanying financial statements of Smart RX Systems, Inc., which comprise the balance sheets as of December 31, 2022, December 31, 2021 and December 31, 2020 and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Smart RX Systems, Inc. as of December 31, 2022, December 31, 2021 and December 31, 2020 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Smart RX Systems, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Smart RX Systems, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

4252 N. Cicero Ave. Chicago, IL 60641 | T: 312.715.8599 | F: 312.489.2344 | brian@sotoaccounting.com

15

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Smart RX Systems, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Smart RX Systems, Inc. ’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Soto Accounting, LLC
Brian Soto, CPA
Chicago, Illinois
August 10, 2023

16

BALANCE SHEET

SMART RX SYSTEMS, INC.

	AUDITED	AUDITED	AUDITED
	Years Ended
	December 31,	December 31,	December 31,
	2022	2021	2020
ASSETS:
Current assets:
Cash and cash equivalents	$26,422	$11,635	$8,877
Accounts receivable	479,023	156,086	274,535
Prepaid expenses	-	138,074	109,697
Inventories	10,000	164,463	68,511
Total current assets	515,445	470,259	461,620

Long-term marketable securities		-	-
Noncurrent Receivables		5,600	13,018
Property, plant and equipment, net	223,682	1,046,679	1,096,664
Intangible assets, net	7,530,334	7,149,818	6,954,301
Total assets	$8,269,461	$8,672,356	$8,525,602

LIABILITIES AND SHAREHOLDERS’ EQUITY:

Current liabilities:
Accounts payable	582,315	384,462	353,603
Accounts payable, related party	1,420,382	299,857	-
Notes Payable	2,402,981	1,484,181	-
Notes Payable, related party	786,706
Current portion of long-term debt	-	-	-
Interest payable	941,285	780,389	618,893
Preferred premium payable	1,418,800	1,418,800	1,418,800
Total current liabilities	7,552,469	4,367,689	2,391,296

Long-term Liabilities	119,456	119,456	294,359
Long-term debt related parties	2,787,225	2,787,225	2,854,808
Long-term premium payable	709,800	709,800	691,600
Long-term salaries payable	14,400	14,400
Total non-current liabilities	3,630,881	3,630,881	3,840,768
Total liabilities	11,183,350	7,998,570	6,232,064

Commitments and contingencies

Shareholders’ equity:
Orig Voting CS Par $0.0001, Part Of 100m Auth., Issued 577,100	618	618	618
Orig. Pref Non Voting, Par Value $0.0001, Part Of 50m Auth., Issued 2,163,800	1,616	1,616	1,616
Class A Voting CS, Par Value $0.0001, Part Of 100m Auth., Issued 184,450	19	15	13
Ser. A. Founders Pref. par value $0.0001, Part 50m., Issued 269,150	27	27	27
Ser. A+ Founders Non- Voting Pref, Part of 50m Auth., Issued 215,000	22	22	22
Class A+ Voting CS, Par Value $0.0001, Part of 100m Auth., Issued 163,230	18	11	8
Class AA Voting CS, Par Value $0.0001 Part of 100M Auth., Issued 4,800	-	0	0
Ser. AA Founders Non-Voting Pref, Part of 50m Auth., Issued 13,500	1	1	1
Class AA+ Voting CS, Par Value $0.0001 Part of 100M Auth., Issued 20,700	2	2	1
Ser. AA++ Founders Non-Voting Pref, Part of 50m Auth., Issued 39,500	4	4	3
Series 2018 Special Redeemable Preferred, Issued 30,000	3	3	3
Spec. Pref. Non Voting, par val $0.0001, part of 100m auth	745	691	614
Additional paid-in capital	16,689,544	15,626,101	14,752,432
Retained earnings	(14,955,325)	(12,461,819)	(9,433,723)
Net income/(loss)	(4,651,183)	(2,493,506)	(3,028,097)
Total equity	(2,913,889)	673,786	2,293,538
Total liabilities and shareholders’ equity	$8,269,461	$8,672,356	$8,525,602

17

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

SMART RX SYSTEMS, INC (SRXS)	2020 CHANGES IN SHAREHOLDERS EQUTIY

	Common	$ Par Value	Preferred	$ Par Value	Add'l Paid In	Retained	STOCKHOLDERS
	Voting	Amount	Non-Voting	Amount	Capital	Earnings	Equity
BALANCE at December 31, 2019	778,000	$638	2,691,450	$2,214	$13,623,315	$(9,433,725)	$4,192,443
Net income/(loss)						(3,028,097)	(3,028,097)
Common Stock Issued	20,800	2			24,749		24,751
Preferred shares granted (but unissued) in lieu of salaries and bonuses (prior period adjustment)							0
Preferred shares granted (but unissued) in lieu of salaries and bonuses				81	779,360		779,441
Preferred Shares issued			32,500	3	324,997		325,000
BALANCE at December 31, 2020	798,800	$640	2,723,950	$2,297	$14,752,421	$(12,461,822)	$2,293,538

SMART RX SYSTEMS, INC (SRXS)	2021 CHANGES IN SHAREHOLDERS EQUTIY

	Common	$ Par Value	Preferred	$ Par Value	Add'l Paid In	Retained	STOCKHOLDERS
	Voting	Amount	Non-Voting	Amount	Capital	Earnings	Equity
BALANCE at December 31, 2020	798,800	$640	2,723,950	$2,297	$14,752,421	$(12,461,822)	$2,293,538
Net income/(loss)						(2,493,506)	(2,493,506)
Common Stock Issued	64,650	6					6
Preferred shares granted (but unissued) in lieu of salaries and bonuses (prior period adjustment)							0
Preferred shares granted (but unissued) in lieu of salaries and bonuses			803,828	80	803,748		803,748
Preferred Shares issued			32,500	1	69,999		69,999
BALANCE at December 31, 2021	863,450	$646	3,560,278	$2,379	$15,626,168	$(14,955,328)	$673,786

SMART RX SYSTEMS, INC (SRXS)	2022 CHANGES IN SHAREHOLDERS EQUTIY

	Common	$ Par Value	Preferred	$ Par Value	Add'l Paid In	Retained	STOCKHOLDERS
	Voting	Amount	Non-Voting	Amount	Capital	Earnings	Equity
BALANCE at December 31, 2021	863,450	$646	3,560,278	$2,379	$15,626,168	$(14,955,328)		$673,786
Net income/(loss)						(4,651,183)		(4,651,183)
Common Stock Issued	113,030	11			489,461			489,472
Preferred shares granted (but unissued) in lieu of salaries and bonuses (prior period adjustment)								0
Preferred shares granted (but unissued) in lieu of salaries and bonuses				35	349,965			350,000
Preferred Shares issued								0
BALANCE at December 31, 2022	976,480	$646	3,560,278	$2,414	$16,689,544	$(19,606,508)	-$	3,024,905

18

STATEMENT OF OPERATIONS

SMART RX SYSTEMS, INC.

	AUDITED	AUDITED	AUDITED
	Years ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Sales Revenue	$196,592	$795,104	$3,326,415
Sales Discounts		7,406	334,308
Cost of sales	161,267	489,698	2,422,999
Gross margin	35,325	298,000	569,108

Operating expenses:

Selling, general and administrative	1,396,448	1,097,609	644,255
Wages, consulting and payroll expenses	1,667,399	920,326	1,634,891
Travel and entertainment expenses	58,514	52,473	63,428
Software and kiosk expenses	161,701	197,932	187,308
Total operating expenses	3,284,062	2,268,340	2,529,883

Operating income	(3,248,737)	(1,970,340)	(1,960,775)

Other income	60,747	-	-
PPP Loan Forgiveness- Gain	-	425,438	-
Other expenses:
Preferred premium expense		18,200	84,500
Preferred interest expense	160,896	161,496	204,569
Amortization of intangible assets expense	609,483	609,483	554,801
Depreciation	1,294	59,424	88,452
Gain on Sale of Assets	(16,000)	-	-
Impairment Losses	507,000	-	35,000
Write-off of Bad Debt	200,520	100,000	100,000
Total other expenses	1,463,193	948,603	1,067,322
Net income/(Loss)	$(4,651,183)	$(2,493,506)	$(3,028,097)

Earnings per share:
Basic	$(4.90)	$(2.89)	$(3.79)

Shares used in computing earnings per share:
Basic	949,280	863,450	798,800

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STATEMENT OF CASH FLOW

	AUDITED	AUDITED	AUDITED
	Years ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Cash and cash equivalents, beginning of the year	11,635	8,877	64,701
Operating activities:
Net income/(loss)	(4,651,183)	(2,493,506)	(3,028,097)
Adjustments to reconcile net income to cash from operating activities:
Depreciation and amortization	610,777	668,907	643,253
Prepaid expenses	138,074	(28,378)	(40,993)
Changes in operating assets and liabilities:
Accounts receivable, net	(322,937)	118,449	(112,017)
Inventories	154,463	(95,953)	28,367
Noncurrent Receivables	5,600	7,418	(13,018)
Accounts payable	197,853	30,859	177,134
Accounts payable, related party	1,120,525	299,857	(43,253)
Notes Payable	918,800	1,484,181	-
Notes Payable, related party	786,706	-	-
Current portion of long-term debt	-	-	-
Interest payable	160,896	161,496	204,569
Preferred premium payable	-	18,200	84,500
Cash generated by operating activities	(880,426)	171,531	(2,099,555)
Investing activities:
Property, plant and equipment, net	821,703	(9,440)	29,005
Intangible assets, net	(989,999)	(805,000)	(960,192)
Cash used in investing activities	(168,296)	(814,440)	(931,187)
Financing activities:
Long-term Liabilities	-	(174,903)	262,440
Long-term debt, related party	-	(67,584)	1,583,286
Long-Term Salaries Payable	-	14,400	-
Orig Voting CS Par $0.0001, Part Of 100m Auth., Issued 577,100	0	-	-
Orig. Pref Non Voting, Par Value $0.0001, Part Of 50m Auth., Issued 2,163,800	(0)	-	-
Class A Voting CS, Par Value $0.0001, Part Of 100m Auth., Issued 184,450	4	2	1
Ser. A. Founders Pref. par value $0.0001, Part 50m., Issued 269,150	0	-	-
Ser. A+ Founders Non- Voting Pref, Part of 50m Auth., Issued 215,000	1	-	-
Class A+ Voting CS, Par Value $0.0001, Part of 100m Auth., Issued 163,230	7	3	-
Class AA Voting CS, Par Value $0.0001 Part of 100M Auth., Issued 4,800	(0)	-	-
Ser. AA Founders Non-Voting Pref, Part of 50m Auth., Issued 13,500	(0)	-	-
Class AA+ Voting CS, Par Value $0.0001 Part of 100M Auth., Issued 20,700	0	0	1
Ser. AA++ Founders Non-Voting Pref, Part of 50m Auth., Issued 39,500	0	1	3
Series 2018 Special Redeemable Preferred, Issued 30,000	-	-	-
Spec. Pref. Non Voting, par val $0.0001, part of 100m auth	54	77	71
Additional paid-in capital	1,063,443	873,670	1,129,116
Cash generated by/(used in) financing activities	1,063,509	645,667	2,974,918
Net increase (decrease) in cash during the year	14,787	2,758	(55,824)
Increase/(decrease) in cash and cash equivalents	14,787	2,758	(55,824)
Cash and cash equivalents, end of the year	26,422	11,635	8,877

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FOOTNOTES to 2022, 2021 and 2020 Financial Statements of SmartRX Systems, Inc, and 2023 Subsequent Events.

Independence. We are familiar with independence requirements of the American Institute of Certified Public Accountants (AICPA), the Article 2 of Regulation S-X, US federal securities laws, the applicable rules and regulations of the Securities and Exchange Commission. We are also familiar with the paragraph c (1) (iii) in part F/S of Form 1-A that states the requirements of the financial statements for the Tier 2 Offerings as follows: the audit must be conducted in accordance with either U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States) and the report and qualifications of the independent accountant shall comply with the requirements of Article 2 of Regulation S-X. Accounting firms conducting audits for the financial statements included in the offering circular may, but need not, be registered with the Public Company Accounting Oversight Board.

We are required to be independent of Smart RX Systems, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit.

1st Footnote: HISTORICAL SUMMARY: Smart Rx Systems, Inc. (SRXS) is a technology and management company with custom and proprietary technologies, trademarked automated medication management systems that dispense medication on demand by a robotic device called The Smart PharmAssist™ Kiosk (“Kiosk”), which provides either access to a live pharmacist for counseling and medication therapy management via video conferencing technology located on the Kiosk, or an on-site Pharmacist. SRXS also provides mail order refill prescriptions as a follow-on service to customers. The Smart PharmAssist™ Kiosk is capable of performing all functions performed by a retail pharmacy such as prescription verification, insurance verification, reimbursement, labeling, printing medication instructions, and consulting with a remote licensed Pharmacist. The Kiosk dispenses medication at the point-of-care, in a retail environment in any store, Medical Office Buildings (MOB), hospitals and clinics. It performs all manual functions of a pharmacy, increases efficiency, and reduces the cost of labor. It performs all functions in compliance with the Food and Drug Administration (FDA) to “dispense medication on demand at the point-of- care” (POC) or at any other location.

Smart Rx Systems, Inc. partnered with a global automated pharmacy robotics manufacturer (GAPRM), ScriptPro USA, Inc., who manufactures the Smart PharmAssist™ Kiosk, and leases or sells the machines directly to the healthcare provider, or through our contract with the provider, as well as installs and maintains the ScriptPro portion of all The Smart PharmAssist™ Kiosks, which gave us a rapid entry into the market. We are contracted on a long-term basis by the physicians or medical facilities, for both recurring and one-time fees to operate, manage and perform all pharmacy related services and activities at the point-of-care.

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We also install our equipment and software coincident to the installation of the ScriptPro equipment, which makes the Smart PharmAssist™ Kiosk operate as a complete system.

The Kiosks are a complete “Pharmacy-in-a-Box’’, entirely automated system with override capability to manually control the dispensing of medication by a pharmacist, with the capacity to dispense a maximum of 225 different types of medications with approximately 70 prescription fills of each, totaling 15,750 prescriptions and Over the Counter (OTC) medications. Features include automated pill counting, live video conferencing with a licensed Pharmacist, barcode reader, biometrics, backend data collection, automated labeling, medication image capture, automated climate control, and automated remote insurance processing. Our Kiosk allows access to 24-hour pharmacists and retail pharmacies everywhere, extending the reach of traditional retail pharmacies without the time, distance, language, or costs of traditional pharmacies.

The Smart PharmAssist™ Kiosks are currently installed at the point-of-care and retail pharmacies to provide convenience to patients dispensing the prescriptions in less than one minute once the patient is in our data base, or five minutes the first time. Physicians send the prescriptions electronically to our Smart PharmAssist™ Kiosk, and each prescription is verified and processed by an onsite pharmacist technician located at the Kiosk location. All inventories added to the Kiosk storage cells or prescription verification is either performed by a licensed pharmacist at the location or remotely. All medications for the Kiosks are purchased and owned by Smart Rx Systems Inc. Each point-of-care location has one or more of our Kiosks, pharmacy management software, and a licensed pharmacist technician or a pharmacist to verify all dispensing of prescriptions and to provide counseling to the patients.

All our pharmacies are independent units, doing business as “Smart Rx Pharmacy” which is owned by Smart Rx Systems, Inc.

The Company had total Audited Sales of $8,605,625 as of December 31, 2022, and beginning December 31, 2015.

Audited Revenues Historically

	YEARLY	CUMULATIVE
2015	$182,141	$182,141
2016	$387,296	$569,437
2017	$638,856	$1,208,293
2018	$1,343,000	$2,551,293
2019	$1,736,221	$4,287,514
2020	$3,326,415	$7,613,929
2021	$795,104	$8,409,033
2022	$196,592	$8,605,625

The Company sales were increasing each year until 2021 subsequent to over $5 million of Redeemable Preferred equity provided in 2017 through 2020. See footnote#20 for 2021 & 2022 results.

The Company filed a REG A Form 1-A Offering Circular in 2018 to qualify a $50 million Offering, which was qualified by the SEC in August of 2022.The combined US Government shut down December of 2018 through February of 2019, and the COVID-19 Pandemic in 2020 causing SEC and FINRA personnel issues, were the main causes for such a lengthy qualification period. During this period, the Founding shareholders continued to provide loans to the company and the Company also had PPP SBA loans forgiven.

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In 2020, the Company renegotiated a significant improvement to its ScriptPro 2014 agreement and 2015 amendment, whereby we may now purchase the Kiosks as manufactured by ScriptPro prior to SRXS proprietary add-ons and software, and obtain financing for such purchases, or re-lease them to our Pharmacies or clients.

2nd Footnote: Summary of Significant Accounting Policies

Use of Estimates and Assumptions

The preparation of financial statements is in conformity with generally accepted accounting principles in the United States which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The more significant estimates and assumptions by management include, among others, reserves for accounts receivable, the fair value of equity instruments issued for services, and input assumptions used in the valuation of derivative liabilities.

Revenues

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for products and/or services that have been delivered or picked-up by the patient in the normal course of business, title or service delivery has passed, the selling price is both fixed and determinable, and collectability is assured, all of which generally occur upon delivery of our product or service, or delivery of the product to the destination specified by the customer. While the receivables are pre-determined by the third-party insurance, the patient co-pay is collected upon delivery. Revenue is recognized immediately upon receiving cash payment from uninsured patients or insurance is processed with or without co-pay and revenue recognized. If the patient is covered by insurance (Third Party) payer, those are accounts receivable from the third party which are usually collected within Fifteen to ninety days from the date of the transaction.

Accounts Receivable

Smart Rx Systems, Inc. only have receivables from insurance companies after the processing of each prescription. These receivables are usually deposited into our bank account automatically within a maximum of ninety days from the date of the transaction. The Co-pays, if any, or non-insurance paid-in-full by a patient, are paid by credit/debit card at the time of the sale, at the Kiosk. Smart Rx Systems, Inc. does not receive cash for transactions for security reasons. Therefore, co-pay receivables are short-term in nature and typically clear in one or two business days.

Typically, some Prescription Benefit Management companies’ receivables by Smart Rx Systems are reduced by the time of payment from the amounts indicated at the time of dispensing to patients. Therefore, we have created a “Bad Debt Allowance” for such shortfalls, and these receivables shortages are only written off with the authorization of Senior management.

Inventory

The inventory method used for all pharmacies is First-In-First-Out (FIFO). Physical inventory is currently counted once a year.

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Property, Plant, Equipment Depreciation; Gain/Loss from Sales of Assets; Impairment Loss; and Bad Debt Expense

Property, plant, land or office improvements, buildings, leasehold improvements, and equipment are recorded at cost. We record the assets that exceed $500 in value, and, depreciate over a period of 36 months to 30 years of the asset Class life. Depreciation is determined on a straight-line basis for over a period of 3 to 30 years, and for machinery, fixtures and equipment of 3 years. The intangibles are amortized over a period of 15 years.

The depreciation expense for the year 2022 ending on December 31, 2022, was recorded at $1,293.74.

In 2022, Sandeep Mathow, our former Officer and Director, as part of his departure from the company transferred a pharmacy to another entity. That pharmacy was purchased for $300,000; SRXS, therefore, recorded a receivable from Sandeep Mathow for $300,000 which would be deducted from the loans and interests due to Mr. Mathow. A similar transaction was also recorded for a used car which had a book value of $8703.69. We will also deduct the value of the car from the loans payable to Mr. Sandeep Mathow.

We sold a pharmacy in Tyler, Texas with all the drug inventory, as we could not transport the inventory across state lines, for an impairment loss of $83,000 in 2022. In Winter Haven, in 2022 we closed the pharmacy due to the inability to provide it with adequate inventory to operate profitably, and recorded an impairment loss of $74,000. We also closed a pharmacy in Tyler Texas and recorded as impairment loss $350,000. The total impairment losses in 2022 were recorded at $507,000. These impairment losses were incurred due to 3 years of 2 separate US Government shutdowns including Covid-19, and its continued impacts on all parties and employees.

In 2022, we have recorded a receivable for $168,000 for Kiosk fees in Winter Haven from one of the Physician Groups, which, we think may be difficult to collect. We incurred a bad debt expense of $100,000 in the period ending December 31,2021 and $200,519.90 in the period ending December 31, 2022. These debts had been incurred from Third Party insurance carriers and manufacturer’s rebate coupons. We determined that these amounts had collectively become uncollectible and therefore incurred the bad debt expense.

We incurred an impairment loss of $35,000 in the year ending December 31,2020. Smart Rx Systems purchased a Mail Order Pharmacy Gulf Coast Scripts LLC in Venice, Florida. The pharmacy had 28 state licenses which would have allowed us to ship prescriptions to those 28 licensed states. Smart RX abandoned this entity when it learned of issues related to its ongoing relationships with various states and wrote off the cost of the pharmacy in 2020.

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Property, plant and equipment, net included the following: (in US $)

	As Of December 31,
	2022	2021	2020
Buildings	0	0	0
Vehicles	0	8,704	8,704
Computers, printers, servers	42,514	79,570	81,752
Furniture and equipment	0	234,754	223,132
Pharmacies	217,496	1,030,496	1,030,496
Total property, plant and equipment, gross	260,010	1,344,084	1,344,084
Less accumulated depreciation	-36,328	-306,844	-247,420
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET	223,682	1,096,664	1,096,664

Intangible Assets Subject to Amortization

The amortization expense for the year 2022 ending December 31,2022 was recorded at $609,483.44.

The Classes of assets included in this category are software and goodwill. We amortize any intangible assets for a period of 15 years (180 months) on a straight-line depreciation method over their expected useful lives.

Our intangible assets subject to amortization are primarily composed of developed technology, payables that were converted to securities in lieu of cash, and supplier/retailer relationships acquired in connection with our acquisitions. We used expectations of future cash flows, with appropriate discount rates, based on the stage of the enterprise acquired, to estimate the fair value of our intangible assets. Currently, we have determined all our intangible assets have a useful life of 15 years.

Users of the intangible assets’ calculation of value should be aware that business valuations are based on assumptions regarding future earnings potential and /or certain asset values, which may or may not materialize. Therefore, the actual results achieved in the future will vary from the assumptions utilized in this valuation, and the variations may be material.

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Financial Assets and Liabilities Measured at Fair Value

The company uses various inputs in determining the fair value of our investments and measure those assets on a recurring basis. Financial assets recorded at fair value in the balance sheets are categorized by the level of objectivity associated with the inputs used to measure their fair value. Authoritative guidance provided by FASB defines the following levels directly related to the amount of subjectivity associated with the inputs to fair valuation of these financial assets:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3	Unobservable inputs based on our assumptions

The fair value of the liabilities of $10,517,213, $4,367,689, and $ 2,391,296 at December 31, 2022, 2021, and 2020, respectively, were valued using Level 2 inputs. The carrying value of cash and accounts payable and accrued liabilities approximates their fair value because of the short maturity of these instruments. Unless otherwise noted, it is our opinion that cash and short-term assets are not exposed to significant interest, currency or credit risks arising from these financial instruments.

Our current liabilities are payable in 2023. $2,000,000 of the non-current liabilities are payable in 2024, and the remainder in 2025.

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 201 4-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will II require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted only in annual reporting periods beginning after December 15, 2016, including interim periods therein. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplified the accounting for goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill in measuring an impairment charge, previously Step 2 of the goodwill impairment test. Under the new standard, an impairment charge is recorded based on the excess of a reporting unit's carrying amount over its fair value, previously Step 1 of the goodwill impairment test. The guidance still allows companies to perform the optional qualitative assessment before determining whether to proceed to Step 1. The Company adopted the ASU in the first quarter of fiscal 2019 and the adoption of this standard did not have a material impact on the Consolidated Financial Statements.

We believe that our disclosures and treatment of revenue recognition are in keeping with these Standards.

Income Taxes

The company has no tax provision for any period presented due to our carry-forward operating losses. As of December 31, 2022, the Company had net operating loss carry forwards in excess of approximately $18,931,549.80 million dollars that may be available to reduce future years’ taxable income through approximately year 2046 Future tax benefits, which may arise because of these losses have not been recognized in these financial statements, and accordingly, the Company has not recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards. We have not filed the Taxes for the year 2022 as of the date of this audit. The company usually files tax returns after the audit is completed.

The Company adopted accounting rules which address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under these rules, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. These accounting rules also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2022, no liability for unrecognized tax benefits was required to be recorded.

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3rd Footnote: Original Sale of Hardware and Software to Smart Rx Systems, Inc. by Related Party.

The company issued 400,000 Original Voting Common Shares and 500,000 Original Non-Voting Preferred to Sandeep Mathow and his family trust in December of 2013 in exchange for $1,220,236 and $ 1,000,000 of cash, respectively, which was expended on the development and building of certain hardware and software code and systems sold to us, which formed the heart of Smart Rx Systems Inc.’s custom and proprietary technologies research that the company continues to use and develop for further use. This sale was one of the first assets purchased with stock and is listed as an intangible asset on the Balance Sheet.

4th Footnote: Hired Swatantra “Santu” Rohatgi as a consultant to Smart Rx Systems, Inc.

In June 2013, the company hired Santu Rohatgi as our accounting and financial consultant.

5th Footnote: Original Manufacturing Contract Brought into Smart Rx Systems, Inc. by Related Parties.

In December 2013, the company issued Sandeep Mathow and his family trust 750,000 Original Non-Voting Preferred Shares and Santu Rohatgi and his family trust 105,000 Shares of Original voting common shares and 750,000 Original Non-Voting Preferred Shares, in exchange for an exclusive worldwide manufacturing, maintenance and support contract with Script Pro, USA, Inc. In addition, $20,000 of consulting payables due to Santu Rohatgi were converted to securities as part of his issuance of common shares.

The company issued warrants in December 2013 to both Sandeep Mathow and Santu Rohatgi to partially account for and adjust in the future against both the changing value of their sales or exchanges of assets, as well as for performance purposes. The 750,000 Original Non-Voting Preferred Shares issued to each of Mathow and Rohatgi, for 1.5 million shares cumulatively, are drawn against these warrants granted to them.

6th Footnote: Final Exclusive Manufacturing Contract with Script Pro and Financing of Kiosks by Related Parties.

In February of 2014, the company finalized an expanded 2nd version of the world-wide, exclusive manufacturing agreement with Script Pro which included additional new features not available in the 2013 contract, and included financing of the Kiosks and a lease program direct to SRXS customers by Script Pro, and/or its affiliates. These new features were significant value add-ons to our benefit, and the company granted for future issuance, contingent upon the occurrence of certain events, but not yet issued, 1.5 million Original Voting Common Shares to each of Sandeep Mathow and Santu Rohatgi, or their family Trusts respectively, against the warrants granted in 2013, which may not be issued until after an underwritten IPO/RPO, or certain other significant earnings or Kiosks’ installations thresholds; and, granted, but not issued, the right for Mathow and Rohatgi to each acquire 7 Million Original Preferred Shares, which may be issued only under similar terms as the Original Common as described in this sentence.

Mr. Mitesh Mathow also consulted related to the transactions, and he converted a payable of $20,000 of his consulting fees to 12,500 shares of our Original Voting Common Stock

7th Footnote: Mathow and Rohatgi Employment Agreements; Investment Banking Relationship.

In January of 2014, Santu Rohatgi was hired as the Chief Financial Officer and Director and became a Co-Founder as a result of his accomplishments, and is evidenced by an Employment Agreement amended in 2018 and 2019; Founder, Sandeep Mathow’s Employment Agreement was also amended in 2018 and 2019.

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In November of 2019, Santu Rohatgi was elected as Chairman of the Board and President of the Company, and as evidenced by an Employment Agreement amended in 2019. Founder Sandeep Mathow’s Employment Agreement was also amended in 2018 and 2019. Most of our net intangible assets after inclusion of amortization are represented by 2 items: the conversion of 2014 through 2020 salaries and bonuses under these employment agreements to designated but unissued non-voting preferred stock, which is further restricted to contingent milestone of events occurring in the future prior to partial issuances limited by levels of EBITDA recognition; and other consultants and contractors conversion of payables to common and preferred stock at the fair market value of their invoices.

For the five years inclusive from 2013 through 2017, Mathow and Rohatgi drew a very minimal salary from the Company, and instead were granted, but not issued, in 2017 through 2020, as reflected in arrears as if earned pursuant to each of the years, Special $1 Series Non-Voting Stated and Redemption Value of $2 per Preferred Share, in the amount of One Share (1) for each dollar they were not paid, but had duly earned pursuant to their employment agreements. The Shares are subject to sever conditions of issuance, in whole or in parts, as the Company must realize at least $25 million in revenues, at least $5 million in EBITDA, and then can deploy no more that 25% of free cash flow from EBITDA to satisfy the issuances in whole or part, in any calendar or fiscal year, as applicable at the time. They are also fully redeemable in the event of a sale of essentially all the assets of the Company, or a change of Control, subject to the prior redemption of all other secured Preferred Series or Original Preferred eligible for redemption under the same conditions, or the occurrence of an underwritten IPO/RPO of at least $100,000,000.

The Company hired an Investment Banking Firm to assist in the capitalization planning, implementation and documentation of the company’s growth and future stock issuances, as well as capital requirements, and based upon their exchange of all the plans, documentation and activities for the company’s corporate, stock and future offering proformas, and in December of 2014, the company issued them 160,000 Original Non-Voting Preferred Shares and 24,000 Original Voting Common Shares, for their exchanged assets at discounted value of $164,982 and $5,000, respectively. In 2015, we converted a $12k payable to Additional Paid-In Capital (A-P-I-C); in 2016 adjusted vs. 2015 and 2016 costs paid on behalf of the Company of $53,099, and issued an additional 300 Original Common and 500 Original Common shares; we adjusted in 2018 $47,800 vs. costs paid on behalf of the Company in 2017 and 2018; and issued in 2017 an additional 7,400 Original Common Shares, credited a total of $29,450 to additional paid in capital vs. our payables, which the company expensed. At the end of the REG A Offering, and a Listing on the NYSE AMX or NASDAQ Capital Markets, all tangible and intangible assets owned by all Original Preferred Shareholders may be revalued pursuant to SEC and PCAOB standards to their then current discounted value, which is expected to add significant APIC to the Company’s Shareholder Equity.

The company shall expense certain of these amounts as applicable events planned occur and documentation is utilized, while other amounts were permanent assets exchanged with the Company and are adjusted or remain constant pursuant to FASB rules.

In December of 2014, a Founding Shareholder invested $25,000 cash for 3,800 Original Non-Voting Preferred Shares and 2,500 Original Voting Common Shares.

8th Footnote: Additional Admittance of Founding Shareholders; Vista Pharmacy Joint Venture from Related Parties.

During 2015, the company issued 7 Founding Shareholders 22,225 Founders’ Non-Voting Preferred Shares and 4,400 Class A Voting Common Shares for cash of $147,500; and, we issued to Vista Clinical Diagnostics, LLC, 6,400 Class A Voting Common Shares for cash of $70,000, which is the only time the Company sold Common Shares to any Founding Shareholder without a coincident sale of Preferred Shares, or provision of loans to the Company.

During early 2015, Rohatgi and Mathow began negotiations to forge a relationship with Vista Clinical Diagnostics, LLC, and after approximately 8 months of intense negotiation, in August of 2015, Rohatgi and Mathow exchanged a material Joint Venture Agreement related to ongoing pharmacy access and services for the grant, but not issuance, of the right to acquire 1,080,000 Original Voting Common Shares each, subject to the occurrence of certain events in the future. These Shares were granted, but not yet issued versus options granted to Mathow and Rohatgi exercisable post-REG A offering of at least $30 million. The company capitalized the Joint Venture Agreement with Vista Clinical on the Balance Sheet.

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In the 2nd Quarter of 2015, the company initiated a corporate finance and management consulting relationship with a group of professional consultants to prepare us for new crowdfunding internet offerings and assist us in our corporate affairs, in exchange for 5% of our newly issued voting shares from that point forward and certain out of pocket expense reimbursements and fees related to assignments we engaged them to undertake on our behalf. The Company issued them 400 additional Original Voting Common Shares in December of 2015, and $12,000 was expensed and credited to their additional paid-in-capital. The Company cancelled its Crowdfunding internet portal offering and other programs when it accepted approximately $5.2 million in Founders’ funding’s and retained the consultants to further its development of additional capitalization and business development plans.

In December of 2015, the Company granted, but did not issue, options to be exercised subject to the occurrence of certain events in the future, of 100,000 Key Plan Original Voting Common Shares to each of Mathow and Rohatgi for the early initiation of sales revenues and finalization of Kiosk’s readiness for commercialization and installation.

In 2016, the company acquired new services that developed integration with our systems and initiated Licensing activities.

Between June and September of 2016, we issued 4,500 Founder’s Non-Voting Preferred Series and 1,350 Class A voting common shares to two of our Founding Shareholders for total cash paid in of $45,000.

9th Footnote: Warrants.

In 2013, the company created 16,500,000 warrants, a sufficient quantity, which can be issued for either Non-Voting Preferred or Voting Common, of any Series or Class designated by the Board, which provides sufficient flexibility. The warrants provide our Company with an effective tool in attracting and incenting future management and Directors. If any shares of any Class or Series are issued with a price of Par Value, at the discretion of the Board, any awards may be granted with an exercise price of Par Value or more. As of December 31, 2020, warrants may still be granted at Par Value; 4.5 Million Warrants have been granted to date leaving 12,000,000 for future grants. Only 1.5 million Preferred Shares have been issued to date against those Warrant grants, and the outstanding 3 million warrants of common and preferred shares possess substantive restrictions and contingencies that must occur prior to their eligibility to be exercised. All Warrants are cashless exercise, and their term is set at the time of grant.

In 2014, the company created 3 million options with a term of 5 years to purchase Original Common Shares at 10 cents per share, exercisable after a REG A or other offering of at least $30 million. No Shares have been exercised against grants awarded. There are 400,000 of these options still available for future grants.

The aggregate intrinsic values of warrants and options granted, but not yet exercisable or vested are calculated as the difference between the exercise price of the options or Warrants and the estimated fair value of the additional paid in capital approved by the Board at the time of the grant or exercise, as applicable, based upon comparable evidentiary data or precedent. No options vested in 2014, 2015, 2016, 2017, 2018, 2019, 2020, 2021, 2022 or subsequently through June 30, 2023.

10th Footnote: Stockholders’ Equity

Preferred Non-Voting Stock Series

In 2015 and 2016, the company filed Restatements of some of our Articles of Incorporation, which pursuant to resolutions of our Board, increased the authorization of all preferred shares from 30 million shares to 50 million shares. Due to errors, despite the effectiveness of these Restatements, the company re-filed attachments with the Florida Department of Corporations. The Preferred Series of stock the Company has issued, or granted but not issued, to date, is all Non-Voting Shares, except for certain rights of minority holders of all Series of our Preferred as provided by Florida law. In 2019, we filed other updates to our amendments to our Articles of Incorporation which allows additional Series of Preferred Non-Voting Shares, including Series REG A Preferred share being offered exclusively in the upcoming exempt public offering being conducted pursuant to Regulation A. No further updates were filed through December 31, 2022, or subsequently through June 30, 2023.

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These Series of Preferred Shares are identical in rights and preferences, except that our Original Preferred may be secured by our assets that are not secured by any other Series of our Preferred Shares. Our Special Series 2016 Preferred had no other preferences than cash due pursuant to its Stock Purchase Agreement, all of which was redeemed for cash.

All of our Preferred Series of Stocks are non-Voting, and will never be convertible into voting shares, but may be convertible in other Series of Non-Voting preferred shares at the discretion of the Board, to the benefit of shareholders and the Company, if ever. All of our Series of Preferred are intended to be converted to Exchange Listed Preferred shares upon Listing on a National Securities Exchange, whether that event is coincident with an IPO/RPO transaction or separate from any exempt funding or public offering.

Common Voting Stock Classes

The company’s Original Shares, the Class A, Class A+, Class AA, and Class AA+ shares, all share the same preemptive rights, but different super-voting and convertibility rights. Class A, A+, Class AA and Class AA+ share the same liquidation preferences, while our Original shares possess certain limited liquidation preference immediately behind our Original Preferred Shares, as well as all other Secured Series of Preferred issued or to be issued, which to date represents our Series A and A+, AA, AA+, as well as Series AA++, and future issuance of the REG A Preferred to be sold in our REG A Offering, obtained for cash.

The new Class REG A Voting Common to be issued in our REG A Offering have a 5 to l super-voting and convertibility feature. The Class A common has a 10 to 1 super-voting and convertibility feature. The Original common issued has a 15 to 1 super-voting and convertibility feature; the Class A+ has 8 to 1 super-voting and convertibility feature; the Class AA has a 6 to 1 super-voting and convertibility feature; the Class AA has a 3 to 1 super-voting and convertibility feature. All Common Voting Shares to be issued in the future pursuant to warrants or options granted or issued are convertible to Listed Shares, and carry one vote per share.

All of our Classes of Common stock are intended to be converted to Exchange Listed common shares and converted at the multiple applicable to each Class upon Listing on a National Securities Exchange, whether that event is coincident with an IPO/RPO transaction or separate from any exempt funding or public offering; or at the event of the sale of the predominant amount of the Company’s assets, or at the event of a change in control of the Company, whichever occurs first.

11th Footnote: Related Party Loans and Payables

All our Related Party Loans are from Mathow or Rohatgi, and Payables to date are due to Sandeep Mathow and Santu Rohatgi, and are in addition to the intangible asset acquisitions, exchanged for equity interests. These payables to them and loans from them to the Company for various operating expenses incurred in the ordinary course of business and therefore are payable in cash with all interest due and are not related to common or preferred stock exchanges.

All long-term Related Party loans payable to Mathow and Rohatgi are subject to subordination to non-control shareholders and lenders in circumstances where payments available from cash proceeds or cash flow are insufficient to pay in full as due all non-control Shareholders or Lenders loans from that payment amount available. By example, if $2 million was due in principal and interest to non-control Shareholders or Lenders, and only $1million was available, the non-control Shareholders or Lenders would first be paid their interest due in full if available, and pro-rata pari passu if not all available; then if proceeds are available after the payment of all interest due at the time of that payment, the remaining amount available would be shared pro-rata pari passu by the non-control Shareholders or Lenders to repay principal; and, that would likewise be paid to Mathow and Rohatgi pro-rata pari passu up to the amount available, first in interest, and then in principal if sufficient funds are still available after the payment of interest in full through the date of such payment.

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All Short Term Bridge Loans payable to Mathow or Rohatgi, or to non-control Shareholders and Lenders, are paid pro-rata pari passu from proceeds as budgeted in the Use of Proceeds of any Offering, or as agreed with the sources of proceeds available to make payments on Notes due to Mathow or Rohatgi, or the non-control Shareholders and Lenders, whether such sources of funds emanate from Lenders to the Company pursuant to their Promissory Notes, or pursuant to the Equity Contributors’ Capital Contribution or Stock Purchase agreements.

All Short Term Bridge Loans spanned activities that would have been paid by Offering proceeds, had the Offering not been first delayed as described in Footnote #20, below, and further by the Pandemic, inclusive of delays due to the absence of employees at the SEC and FINRA, and as such, are equitably paid from proceeds of the planned REG A Public Offering since the non-controllable delays experienced by the Company, as detailed in Footnote #20, are repaying funding that should have been available over three (3) years prior to the actual timing realization of this Offering, without the need for Shareholder loans. Loans that would not have been paid from proceeds of the upcoming Offering are set to be paid as described, predominantly over a longer period of time, for past expenditures that are not included in the Use of Proceeds of the Offering.

12th Footnote: Key Employee and Contractor Stock Purchase Plan.

In May 2015, our Board of Directors adopted the Key Employee and Contractor Stock Purchase Plan (“KEY”).

In 2016, the company granted the first award and issued 8,000 Class A Voting Common Shares out of 30,000 reserved for future issuance by the Board, in exchange for $82,000 of agreed services provided by the Contractors. The number of Shares and additional paid in capital amount for services may rise if either the proceeds of our offerings are insufficient to pay the cash portion of their compensation, or they provide additional services after the date of this award. The company expects 5 Key Employees and Contractors to split these 8,000 shares. According to the KEY, 10% of the super-voting rights multiple assigned to these Shares may be converted to redeemable shares for redemption from either our REG A offering proceeds or any other subsequent capital insertion event, or converted to shares that may be transferred after our planned REG A offering, if any. Except for the 10% conversion and redemption right described above, the Key Plan Class A shares may not be sold until the earlier of: (1) A Listing on a National Stock Exchange; (2) a sale of substantially all the assets of the Company; (3) a change of control of the Company; or (4) a Company initiated buy-back program.

In 2017, the Company issued an additional 500 Key Plan Class A Voting Common shares, and in 2018 designated for future issuance 9,000 Key Plan Class A Voting Common Key Shares, respectively, for future issuance under this Plan. The designated grant is issuable in parts or whole to our Advisor to our Board in exchange for costs paid on behalf of the Company in pursuit of corporate actions required to advance compliance with Federal, State of Florida, SEC, and the progress of the Company in attaining its goals, as well as services to the Board. In 2019, the Board authorized the reserve of additional Key Plan Shares to accommodate other exemplary achievements and contributions of other employees and key contractors, and in accordance with our previous agreements with our counsel, Managing broker dealers of our planned Offering, investment bankers and consultants providing corporate services, new Directors to our Board, promotions of existing officers to higher level officer and Board status, because Smart Rx Systems, Inc. expects to grant and/or issue additional shares, indeterminate at this time. The Board may determine at its discretion the reserve of additional Key Plan shares above the remaining reserve, as needed.

In 2019, Smart RX Systems, Inc. awarded a total of 50,000 Key Plan Shares: 10,000 Key Plan Shares were awarded to each newly elected board member, Roman Rohatgi and David Van Valkenburg, and 5,000 Key Plan Shares to newly elected interim CFO Frank Waters. These awards have a convertibility of 1 to 10 at the IPO/ROP. Additionally, 25,000 Key Plan Original 1 for 15 convertibility common shares to Santu Rohatgi, our then newly appointed President and elected Chairman of the Board.

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In 2020 Smart Rx Systems, Inc. awarded a total of 8,300 Key Plan Shares to board members: 4,000 shares were awarded to Roman Rohatgi, 4,000 shares were awarded to David Van Valkenburg, and 300 shares were awarded to Frank Waters. These awards have a convertibility of 1 to 10 at the IPO/RPO, or sale of the Company.

In 2021, Roman Rohatgi was awarded 10,000 shares, and, David Van Valkenburg 10,500 Shares in the year 2021 for Board meetings.

In 2022, Roman Rohatgi was awarded 6,500 shares, and David Van Valkenburg was awarded 10,500 shares, for Board meetings.

13th Footnote: Pharmacy License for Smart Rx Pharmacy.

In March 2016, the company created Smart Rx Pharmacy, Inc., and subsequently secured the Pharmacy license from the State of Florida, and a DEA approval from the Federal Government. This pharmacy license was cancelled in 2021 due to the fact that the Smart Rx Systems, Inc. had limited operational capital and the Company did not want to take new projects.

14th Footnote: Acquisition of Choice Meds USA, Inc. Pharmacy.

The Company acquired this Pharmacy in April of 2016, for $70,000 of Stated Value Special Non-Voting Preferred Shares, representing 70 preferred shares, plus certain interest adjustments. The company agreed to redeem at least $25,000 of the Preferred earlier in 2016, which the company redeemed for $25,000 in cash, and subsequently redeemed an additional $45,000 in cash, so no Shares are still outstanding. This Pharmacy gives the company the ability to produce revenues without sharing net profits in a joint venture.

In association with this event, Mathow and Rohatgi were granted options, from the option pool previously authorized, for contingent future exercise, not issued now, of 120,000 Original Voting Common Shares each. Substantive revenues, EBITDA, and limits of available cash flow in any year, must be achieved by the Company prior to the issuance of the options, and subsequent issuance of the stock, which are also cashless exercise, requiring the shares to be traded on a National Stock Exchange prior to exercise.

15th Footnote: Stock Exchange vs. Payables; Other Stock Issuances for Cash.

Between January of 2017 and April of 2017, the company issued 248,000 Shares of our Founders’ Series A Secured Redeemable Cumulative Convertible Non-Voting Preferred, Stated Value $15 per Share; and 74,100 Class A Voting Super-Voting Preemptive Rights Convertible Common Shares, Par Value $0.0001 per Share, to 7 of our Founding Shareholders for approximately $2,470,000 in cash. The Class A Shares are Super-Voting at 10 votes per Class A share and Convertible at 10 IPO shares for each Class A share.

The company issued 215,000 Shares of our Founders’ Series A+ Secured Redeemable Cumulative Convertible Non-Voting Preferred, Stated Value $13 per Share; and 75,300 Shares of our Class A+ Super-Voting Preemptive Rights Convertible Common Shares, Par Value $0.0001 per Share, in October 2017, to 7 of our Founding Shareholders for $2,060,000 of paid in cash, and have reserved for issuance in December 2017, for 1 of our Founding Shareholders, an additional 100,000 Series A+ Non-Voting Preferred shares and 35,000 Class A+ Super-Voting Common Shares for paid in cash of $1 million. The Class A+ Shares are Super-Voting at 8 votes per Class A+ share and Convertible at 8 IPO shares for each Class A+ share.

In the 2nd and 4th Quarters of 2018, the Company converted to securities, both for previous years and in 2018, certain negotiated payables to consultants and advisers related to past invoices and labor, corporate affairs, pursuit costs and filings, in accordance with our agreements with them, and capitalized the expenditures accordingly to additional paid in capital vs. our payables, which the company expensed.

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In the 2nd Quarter of 2018, the company agreed to issue shares in the near future of a new Series AA and shares of a new Class AA for certain shareholders of Series and Class A and A+ shares who voluntarily offered to defer redemption of some of their Series A or Series A+ Non-Voting Preferred shares until our planned IPO/RPO, as a part of their holdings. These shares will be designated to the Shareholders in 2019, but will not be issued during 2019, as they will NOT be issued until just prior to the IPO/RPO, which date for the IPO/RPO is planned to be within 12 to 15 months of the conclusion of this Offering but is indeterminant at this time until we know when this Offering will conclude. At that IPO/RPO, the Preferred may be redeemed and the Common converted. The Series AA shares bear a Stated and Redemption value of $12.60 per share, and the Class AA shares bear super-voting and conversion rights of 6 Listed shares upon a National Exchange Listing for each 1 share of Class AA.

In the Third (3rd) and Fourth (4th) Quarters of 2018, we issued to Founding Shareholders, 11,000 Series AA Secured Redeemable Cumulative Convertible Non-Voting Preferred Shares, in conjunction with 3,800 Class AA Super-Voting Preemptive Rights Convertible Common Shares, for cash consideration of One Hundred Ten Thousand dollars ($110,000).

We issued to Founding Shareholders, in the Fourth Quarter of 2018, 30,000 Series 2018 Special 8% Secured Redeemable Cumulative Convertible Non-Voting Preferred Shares, for cash consideration of $300,000.

In 2020, the Company sold 2,500 Series AA Preferred Shares and 900 Class AA Common Shares to a Founding Shareholder for cash of $25,000.

In exchange for reductions in salary in November and December of 2018 and throughout 2019, we granted, but did not issue, to Mathow 3,724 shares for 2018 and 65,500 shares for 2019, and to Rohatgi 23,675 shares for 2018 and 67,500 shares for 2019, of Special Series Non-Voting Preferred, which may be partially or fully issued after we have attained at least $25 million in Revenues, and achieved a minimum EBITDA of $5 million, whereupon no more than Twenty-Five percent (25%) of that years’ EBITDA may be utilized in satisfaction of the partial or full issuance of such shares, further to the availability of free cash flow at the time of partial or full issuance. There is no limit on the number of years over which such shares may be issued.

2020, 2021 and 2022 revenues provided no positive EBITDA, so the Company did not meet the combination of these milestones during 2020, 2021, 2022, or through June 30, 2023.

16th Footnote: Acquisitions in Texas and Florida

Between May and August of 2017, we acquired 3 pharmacies and licenses in Florida and Texas. The Dimension Pharmacy in Stafford, Texas, which is a licensed pharmacy, and has DEA and state of Texas licenses, was acquired in May 2017, for $70,000 in cash.

The company purchased Vista Pharmacy in May 2017, for $300,000. The Company paid $150,000 in cash and took a reduction in accounts receivable from Vista in 2017 in lieu of additional monies to be paid, offsetting the balance of the purchase price. This pharmacy has pharmaceutical compounding capabilities and licensing, representing a new service and product. This pharmacy was taken by Sandeep Mathow to his own entity at the time of his departure. The Company has recorded a receivable of $300,000 due from Sandeep Mathow. We have outstanding loans due to Sandeep and we plan to deduct $300,000 plus accrued interest and other amortized, capitalized, or depreciated costs associated with that pharmacy’s gross expense to SRXS, from those loans due to him.

In the 1st Quarter of 2018, the company acquired 2 pharmacies in Texas, one in Richardson, Texas, and one in Richmond, Texas, moved licenses to Tyler Tx locations, where we installed Kiosks at each location, and began operations in the 3rd Quarter of 2018. They were operating with increasing revenues through 2020, but were closed during 202, finalizing in 2022. We intend to sell the assets to another physicians’ practice or clinic, and form new contracts with the eventual buyer. We have moved all the computer assets to a local warehouse. All the assets had almost Zero book values.

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In the 2nd Quarter of 2018, the Company acquired a pharmacy in Leesburg, Florida. In November of 2018, we relocated to a larger metropolitan area in Clermont, and installed a Kiosk at that time.

17th Footnote: Locations, Real Estate and Relocations: The Company moved the warehouse and temporary offices to a new location in Casselberry, Florida, in July 2017. The company acquired a 9,000-square foot, 2 story building in Winter Park, Florida, in August of 2017, which could be utilized as the Corporate Headquarters once renovations and improvements are completed and will move the compounding pharmacy to the 1st Floor, and 2 separate closed-door pharmacies, and as a demonstration location for our Kiosks. The company paid $202,000 in cash and received an $872,000 interest only, 5- year term mortgage from the seller, against the purchase of this building. 100% of the interest on this mortgage is offset by the rental income from the existing tenants.

In October 2017, the company contracted with a specialized distribution company who will have exclusive distribution rights for the company’s products and services in the state of Texas, except for the company’s own efforts.

In July of 2019 the Company sold its Winter Park corporate office building to a related party, at arm’s length, because it was advantageous to eliminate the liabilities of the $872,000 mortgage and property taxes, as well as the ongoing costs of renovations The Company received two appraisals related to the building and took the average of the two as the selling price. The building was sold to an entity controlled by Santu Rohatgi and Sandeep Mathow and all liabilities were transferred to them from the Company.

The Company gained $216,000 in cash profit on the sale, above the additional $202,000 return of its capital.

During 2019, the Company moved 3 of its Kiosk location pharmacies in Florida to better, larger space locations, each of which has demonstrated increased sales in the new locations since the relocations.

18th Footnote: SBA Forgiven Covid Loans in 2020 & 2021; Promissory Notes issued to Mathow, Rohatgi and ASG for Cash Loans to the Company

In the second Quarter of 2020, the Company successfully received an SBA Payroll Protection Program loan of approximately $230,180 whose terms and conditions continue to change as of the date of this Audit, as Congress has further defined their intent to help companies like Smart Rx during the COVID-19 Pandemic. Essentially the loan varies from past SBA loans in that it required no collateral of SRXS, nor did it require the guarantee of any principals of SRXS, and was fully forgivable with no tax consequences related to the forgiveness, as long as SRXS utilized all the money borrowed during the 24 weeks after receipt of the loan, and used at least 60% of the loan for employee salaries that were employed during defined periods of the Company’s past operations in 2020 and 2019. All of the money loaned via the PPP was used for payroll.

The Company borrowed again in 2021 an additional PPP loan, and has since received forgiveness of both of these PPP loans of a total of $425,438, and all accrued interest, and were recorded on the Income statement as a Gain under Extinguishment of Debt.

In March 2019, Sandeep Mathow, Santu Rohatgi, and ASG began providing cash loans to Smart Rx to cover its expenses at rates and terms more favorable to the Company than were available commercially.

The sum of these related party loans by Santu Rohatgi and Mathow including accrued simple interest is applied to the long-term liability account loans-related party line of our balance sheet. Total loans for Santu Rohatgi as of December 31, 2019, are $125,000 at 10% and $517,500 at 8%. Total loans for Sandeep Mathow are $125,000 at 10% and $517,500 at 8%. ASG’s loans in 2019 of approximately $31,000, continue earning default 12% interest until paid in full, and as of June 30, 2023, total $48,596, including interest through that date.

As of December 31st, 2020, the balance on the $125,000 loans was $87,500 for Rohatgi and $87,500 for Mathow, as they were reduced by payments recorded as Interest of 10% and Principal of $2083.33 for each month of 2020. The total payments to each Related Party in 2020 amounted to $37,500 for Rohatgi and $37,500 for Mathow, in combined principal and interest, respectively.

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The two Loans of $517,500 at 8% Simple Interest are planned to be paid in full from either proceeds of the upcoming planned Offering, or if insufficient proceeds are available from the Offering, then from proceeds of the sale of the Company’s assets or a change of control that produces proceeds to the Company, or through other insertions of capital, or refinancing proceeds, in 2020 or 2021.

In 2020, Santu Rohatgi loaned the company $702,614.56 at 8% simple interest and $94,250 at 12% simple interest.

Sandeep Mathow loaned $615,329.84 in 2020 at 8% simple interest and $103,208.40 at 12% simple interest. The payments for these loans are to be determined at the event of the receipts of each closing of proceeds from the planned Reg A Public Offering. As of the balance sheet date, these loans are long term and will continue to accrue interest monthly until paid in full, at which point payments first to accrued interest then principal will be determined. As of December 31st, 2020, Santu Rohatgi’s loan principal balances are $1,220,114.56 at 8% simple interest and $94,250.00 at 12% simple interest. As of December 31st, 2020, Sandeep Mathow’s principal balances are $1,038,827.04 at 8% simple interest and $103,208.40 at 12% simple interest. The aggregate balance of all related party loans as of December 31, 2020, was $2,854,808.36 including all accrued interest.

All of Sandeep’s loans are subject to setoffs vs. the principal and interest due as a result of impairment losses already booked, and future impairments resulting from the events causing such impairments.

During the year 2021, Santu Rohatgi gave additional cash loans to the company of a total of $220,500 at simple interest notes in a range of 8% to 10%.

During the same year 2021, there were several Founding Shareholders who periodically gave cash loans to the company in the amount of $1,098,713. These loans were at simple interest rates ranging from 18% to 25%.

In June of 2021, we issued a Promissory Note to Mathow in the amount of $354,906, for 15 cash loans he made to the Company, between April 2019, and December 31, 2020, at interest rates of either 8% or 12%, respectively. The Note is payable from the same sources and in the same manner as his other Promissory Notes, such as the Offerings, or from proceeds of the sale of the Company’s assets or a change of control that produces proceeds to the Company, or through other insertions of capital, or refinancing proceeds. The Note is payable in time behind the repayment of Non-Control Party Lenders Notes, but prior to Preferred redemptions. Since inception of the first Notes, through March, 2021, approximately $39,927 was paid in interest on his Notes, and approximately $80,000 was accrued to a future date to be determined.

SRXS issued promissory notes to related parties Santu Rohatgi and Sandeep Mathow, in June of 2021, for loans to the Company during 2018, 2019, 2020 and 2021 of approximately $2.9mm. These loans at 8% Simple Interest are planned to be paid in full from the same sources as stated in the previous paragraph. Since inception of the first Notes, through June 30, 2023, $62,696 was paid in interest on these loans, and $231,006 of interest through March 31, 2022, as well as from April 1, 2022, through June 30, 2023, was accrued to a future date to be determined. Subsequent to March of 2022, through June 30, 2023, there was no interest paid on these loans, and the interest on the new $ 413,461 in 2022 loans was accrued to a future date to be determined. No further loans were made to the Company by Related Parties through 2022, or through June 30, 2023.

In 2022, Smart RX Systems secured loans from our Founding and Original Shareholders, and new Shareholders, who loaned SRXS $413,461.33. The cumulative number of Class A+ shares (8-1 Super-Voting & 8-1 convertibility) issued in conjunction with the loans equaled 75,030. The interest on these loans ranged from 0% annually in lieu of shares, to 25% simple annual interest.

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19th Footnote: Co-Founders’ Salary Conversions and Short-Term Bridge Loan Promissory Notes Issued In lieu of Compensation.

The majority of the compensation due to Santu Rohatgi and Sandeep Mathow was unpaid to Mathow, Founder; and Rohatgi, now Chairman & President, from the years of 2014 to 2019. Smart Rx Systems, Inc., therefore, designated but did not issue Special Preferred Shares to both individuals. These Special Preferred Shares are dependent on the occurrence of certain Special Events and milestones to be issued and become eligible to be redeemed upon the sale of the Company or prior to the IPO.

During the years 2020, 2021, and 2022, the unpaid wages to be paid eventually to related parties were: 2020: $138,000 plus $14,440 of his travel allowance, $37,187.16 of vacation time, and $6,392.80 of unreimbursed health insurance; 2021: $210,495,which was recorded on January 02, 2022, plus travel allowance of $14,400, and unused vacation of $35,000; and

2022: $350,000, plus an Achievement Award Bonus of $300,000 for qualification of the REG A Offering by the SEC, respectively, but 2022 does not yet include the added Employment Agreement amounts due, only the base salary and Achievement Award Bonus at this time, as we will add the other smaller amounts in 2023.

These amounts will bear an interest of 8% annually, and, as other debts, all interest is payable prior to the principal. Other expenses included within base compensation as detailed above will be accrued but will be payable without any interest.

Any employer Federal taxes will be paid accordingly when the salary is paid.

Therefore, we granted in the years 2020 and 2021the same Special Series $1 Preferred of $2 Stated and Redemption Value, as granted is past years, in respective amounts of 1,155,000 for 2019 awarded without issuance in 2020; 850,000 for 2020 awarded without issuance in 2021. All other Awards for future payment, but not issuance at this time, shall be determined in 2023.

This Special Preferred Non-Voting stock has a Stated and Redemption value of $2 per share. Rohatgi converted these amounts to the same shares granted but unissued, utilized for the years of 2014 through 2018, and their issuance and redemption are subject to the same restrictions and milestones as described in the 8th paragraph of footnote #15, above.

Both Santu and Sandeep were to be compensated $28,800 per year for travel expenses, but in 2019, only $14,400 was used by each, and $14,400 each was converted to a short-term account payable as soon as proceeds from any insertion of capital or cash flow of the Company could pay the two Notes without interruption to the Company’s normal operations.

Also, not all of contractual vacation time was taken in 2018 or 2019 by Santu or Sandeep, so the unused vacation was also included in the same two short term accounts payable to related parties. Santu’s 2018 unused vacation amount was $13,461.54. Sandeep’s 2018 unused vacation amount was $6,730.77. In 2019, Santu’s unused vacation amount was $22,884.72, and in 2019, Sandeep’s unused vacation was $26,923.08.

Santu Rohatgi lent a number of additional short term Bridge Loans to the company in excess of $500,000 through December 31, 2020, all of which are evidenced by updated Promissory Notes at a simple interest at 8%, and payable from proceeds of Offerings or institutional placements as similarly described above.

These amounts for 2020 are payable in parts or in full from either proceeds of the planned REG A Public Offering, or any other applicable capital insertion or loan to the Company, or the sale of the Company or a change of control producing sufficient proceeds, or will be paid upon cash flow improvements.

All of the Related Party longer term loans by Mathow and Rohatgi to the Company are subordinated in their order of payment to Notes held by non-control Shareholders and Lenders, whose Promissory Notes must be paid pursuant to the terms of those notes, as agreed by the Company, prior to, or dependent on the sufficiency of funding at the time of any full payments that could be made, pari passu with those payments in full to both non-control Shareholders and Lenders and Mathow and Rohatgi. If only partial payments are being made to non-control Shareholders and Lenders, on Loans that were set to be repaid, then the Related Party longer term loans would be paid as additional capital is available from any source, including cash flow, until they are fully paid.

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20th Footnote: Consequences of US Government Shutdown in Early December of 2018, and Corporate Management Changes in 2019.

In early December of 2018, the various offices of the Government of the United States of America shut down as a result of the Congress and Senate’s inability to pass various annual budget and debt ceiling legislation and did not reopen until February of 2019. However, Agencies and Commissions, such as the SEC, were forced to stage-in the return of all employees and conduct significant training and catch-up activities for months after the full return of all furloughed employees. Some employees did not return, causing further delays in entities such as the SEC.

At the time of December of 2018, we were under a September 2018 response letter from the SEC indicating their readiness to qualify our REG A Public Offering with the receipt of a FINRA letter from its Corporate Finance Department that raises no objections with respect to the fairness and reasonableness of the now qualified REG A $50 Million Offering’s underwriting terms and arrangements, along with updates and nominal changes to non-material formatting and by-laws revisions, to be filed as the next amendment. At the time of the Shutdown in early December of 2018, the Company was ready to file such amendment with the SEC, but with the shutdown in effect, was unable to make such filing.

This non-controllable event would prove to have negative consequences on the ability of the Company to conduct the REG A Public Offering in 2019 through June 30, of 2022, which would cost the Company several millions in lost Shareholders’ equity and shortfalls in inventory which limited otherwise significant percentage increases in revenues.

By the time such filing could be made in the 1st quarter of 2019, the new 2018 audit was due to be filed, delaying the filing of that amendment that should have concluded the SEC qualification process, as indicated in the September 2018 comment letter of readiness, until the 2018 audit was filed with the SEC, which would bring new comments from the SEC, and further delay the qualification of the REG A Public Offering. By the time the Audit for 2018 was concluded and an amendment could be filed, other corporate events occurred that further delayed the timely filing of an amendment in response to the SEC’s September 2018 response letter of readiness.

During 2019, as indicated in these footnotes, the Company’s need to bridge its deficits increased the need for additional Founders’ capital and loans, extending operating losses. As previously noted, the Company needed significant capital to open additional Kiosk based licensed pharmacies to reach a positive cash flow, and with the delay of the Offering, our Founders had to continue to fund the Company beyond the time intended by management or the Founding Shareholders, to only continue the operations as they existed which could not support profitability, but were continued so as to finalize the qualification of the REG A Public Offering.

By the time the Company could take steps to conclude all its Corporate and Management effects of both the consequences in 2019 of the Government shutdown delay, and the further delays caused by the management changes, and related state corporate and licensing updates, the Company could not file its appropriate amendment until August of 2020. After several brief updated amendments to the August 2020 filing, we received the January 2021 letter of readiness of the SEC to qualify the REG A Public Offering.

These events were detrimental to the Company in that it increased the loans the Company incurred, increased the total cumulative losses the Company incurred, and stripped most of its Shareholders’ positive equity to lower levels than enjoyed during the earlier years of the Company’s endeavors.

Our Original Founder, Sandeep Mathow, retired from his positions of CEO and Chairman of our Board in November of 2019, as a result of his majority ownership of both Smart RX Systems, Inc, and another company which by regulation, cannot be owned by or controlled by Mathow while he is the owner of a majority interest in a company that owns and operates licensed pharmacies. Since he would no longer be an Officer and Director, or employee, of the Company, this also resulted in the creation of a special Voting Trust in which Sandeep and his Family Trust, which owns the majority of his controlling interest shares in the Company, designated only the Voting rights of 96.2% of his shares to this new Voting Trust, so that he can no longer vote to control SRXS in any manner until one of several events occur, which essentially remove the conflicts of interest.

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The Trustee is an Independent paid Trustee, who is not related to Sandeep Mathow in any relation or capacity and does no business with any company in which Mathow has any interest. The Shares for which the Trustee holds only voting rights may not be voted during the term of trust except for certain extreme circumstances, or the occurrence of certain specific events, which include for instance, the sale of the Company. The Trustee has the right to all information concerning the Company and any facts and circumstances related to any event in which the Trustee would need to vote, enabling the Trustee’s reasonable judgement to be exercised under such circumstances.

Mathow cannot be employed by the Company in any capacity until certain events occur that include the successful completion of the REG A Public Offering, or other similar events, but remains our First Founder. He may receive, and has received, past due salaries from 2013, 2014 and 2015 during December of 2019 thru the date of this Audit, and we paid his past earned salaries in lieu of issuance of the designated Special $1 Series Non-Voting Stated and Redemption Value of $2 Preferred Shares he was designated to receive each year. He will be paid the agreed amounts as available until all the salaries unpaid are paid, or until an event occurs whereupon the Voting Trust is no longer required, such as the sale of the Company to unrelated third parties, whereupon all past salaries designated to be issued Special $1 Series Preferred are exhausted. The payments are currently based upon the Company’s ability to pay any of the past salaries to be converted to shares. The Company is recognizing each payment of past salaries due as a reduction of the designated Series $1 Special Preferred Series Shares that would be subject to issuance in the future, under the conditions that make such shares eligible to be issued and redeemed.

While Sandeep Mathow is no longer employed by SRXS, we continued to pay Mathow’s unpaid salaries through the June 2021 payroll periods, vs. past due 2015 through 2019 salaries previously earned pursuant to his past Employment Agreements, since that aspect of his past Employment Agreements is still operative and binding on the Company for past salaries accrued and due, but only as the Company is able to pay them. In July through December 2021 payroll periods, and thereafter through June 30, 2023, the Company suspended these previously due payments because the Company could not continue their payments during these periods but may resume those payments when the Company is able to pay them again.

Our Corporate Secretary since January 2014 until November 30, 2019, who is also our Board Advisor and management consultants, resigned as Corporate Secretary in November of 2019, as a result of their participation in other similar positions for too many other companies that needed their services and specific experience. Frank Waters, the Interim CFO, assumed a few of the responsibilities of Corporate Secretary, but Waters’ demise in September of 2020, left a vacancy at a time that we were resuming our filings with the SEC to seek qualification of our REG A Public Offering. ASG Corporate Finance Corp., our previous Corporate Secretary, agreed to be reinstated in October of 2020, but solely to perform certain limited functions of that role to assist in completing the regulatory and filing requirements of this Offering, and all other related functions, including the reconciliation of stock records and 3rd party coordination with Clear Trust, LLC™, our SEC licensed Transfer Agent. In January of 2021, the SEC issued a letter of readiness to qualify the REG A Public Offering, and qualified the Offering in August of 2022, as detailed elsewhere in these footnotes.

Our Board Advisor, management consultants, and Corporate Secretary have received no compensation since July of 2018, until this time, which will likely continue until we achieve sufficient proceeds from this Offering or other loans or equity sources, and we also intend to repay them any funds advanced, or lent to us, during this period, and credit their A-P-I-C account as per our Agreements, resolutions and disclosed procedures by December of 2023, to reflect cumulative amounts of unpaid expenses and services fees due during this period. No interest was paid on their Note during 2022 nor through June 30, 2023.

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21st Footnote: Retention of Co-Manager of Public Offering

In July of 2019, we engaged a co-Manager to interact with FINRA in obtaining required filing designations of no further comments for the costs involved in paying Broker Dealers all offering related compensation of the planned REG A Public Offering, and related RIA expenses as applicable, as well as coordination with other Co-Managers and potential Syndicate of Selling Agents and Selected Dealers. They received a modest investment banking fee in July 2019, and were to receive another fee at the commencement of the Offering.

This Co-Manager subsequently withdrew their Broker Dealer license with the SEC and terminated their membership with FINRA on December 26, of 2020, unrelated to our Company or Offering.

Approximately 2 weeks later, in January of 2021, we received notice from the SEC that it was ready to qualify our Offering Circular for the REG A Public Offering when we receive a letter from FINRA indicating that they have no further objections to the compensation of Broker Dealers or Registered Investment Advisors who will be selling our Offering to the public.

Approximately 3 weeks later, in early February 2021, we added Andes Capital Group, LLC as a Co-Manager and our FINRA Representative, and paid a modest investment banking fee for ANDES to initiate its representation of SRXS by updating and filing the required FINRA information related to our REG A Public Offering in February 2021. They received another equally modest fee shortly after at the receipt of the FINRA November 9th, 2021, letter declaring that it had no further comments related to the Offering.

22nd Footnote: Covid-19 Effects in 2020, 2021, and 2022.

We did not lay off or fire any employees in 2020 as a result of the Covid-19 Pandemic consequences.

In 2021, we had two (2) employees leave or were terminated as a result of the Covid-19 Pandemic consequences.

In 2022, we had 1 full time employee, and 3 part time employees leave or were terminated as a result of the Covid-19 Pandemic consequences.

COVID-19 has increased our operating costs of doing business and increased the risks of doing business. We are susceptible to lawsuits by both patients who come inside our pharmacies and employees who may get infected by COVID-19. Access to capital has been delayed due to risks and fears of COVID-19, but the business operations have not been impacted in a negative fashion directly as a cause of COVID-19 infections.

Our Pharmacies are using “Touchless” dispensing Kiosks and the medication verification is done by our software. Since our dispensing is touchless, it is almost contamination free.

We provide healthcare benefits to all full-time employees.

In the first half of 2021, the Equal Employment Opportunity Commission of the US Government (EEOC) ruled against an ex-employee’s complaint in our favor. Shortly after learning of the EEOC’s ruling against her, the ex-employee filed a civil action, which our counsel and management believed had no merit, but could eventually cause up to $25,000 in costs and legal fees to SRXS. This lawsuit has been settled for less than $25,000.

23rd Footnote: Subsequent Events in 2023.

We engaged Castle Placement LLC in May of 2023, as our exclusive Placement Agent for our REG A Offering qualified by the SEC. They will earn commissions, fees and expenses or reimbursements, as described in the Placement Manager’s Agreement, based upon sales and other duties of administration. Other potential Co-Managers have expressed an interest to us in joining the Offering, if Castle should decide to include them in the future, whereupon Castle would be designated a Lead Manager, or Representative of the group of Co-Managers, at Castle’s discretion. Castle’s exclusive Placement Agreement did not include Andes Capital Group, LLC, our previous Co-Manager and FINRA Representative, at this time.

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Oversight of the book-running cloud platform is also coordinated with the Clearing companies of Castle and all the potential Broker Dealers and RIA’s participating in the Offering, if any, and the Transfer Agent for SRXS, and all the banks from which order flow, and payments of the Offering, emanate.

Castle has a significant track record of successful placements in the Institutional and Ultra High Net Worth markets.

In the 1st & 2 Quarters of 2023, a Family Office commenced paying selected invoices of SRXS’s Non-Broker Dealer related fees or expenses of up to $75,000 at this time, such as Issuer’s Counsel, Auditors, and other related costs, and when completed and verified by the Company, will purchase Series A+ Secured Non-Voting Preferred and we will issue 7,500 Series A+ Shares, in conjunction with 7,500 Class A+ Super-Voting Convertible (8-1) Common Shares at such time.

The Company expects to file its Annual Report in August of 2023, and needs to provide additional funds for early expenses of the Offering. We are relying on our Founding Shareholders and Family Offices to Bridge us until proceeds of the Offering become available.

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Item 8. Exhibits

Exhibit Number	Exhibit Description

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Exhibit Number	Description
2.1.1	Articles of Incorporation of Smart Rx Systems, Inc. filed on August 16, 2013*
2.1.2	Restated Articles of Incorporation of Smart Rx Systems, Inc. filed on November 15, 2013*
2.1.3	Amended Articles of Incorporation of Smart Rx Systems, Inc. filed on March 25, 2015*
2.1.4	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on April 17, 2015*
2.1.5	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on December 12, 2016*
2.1.6	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on July 16, 2019*
2.1.7	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on December 2, 2019*
2.1.8	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on December 19, 2019*
2.2	Bylaws*
2.3	Form of Amended and Restated By-Laws*
6.1	Officer and Director Employment Agreement by and between the Company and Swatantra Rohatgi dated September 14, 2020 incorporated by reference to exhibit 6.1 of our Form 1-A filed on December 15, 2020*
6.2	Officer and Director Employment Agreement by and between the Company and Sandeep Mathow dated June 15, 2018 incorporated by reference to exhibit 6.2 of our Form 1-A filed on November 20, 2018*
6.3	Business Purchase Agreement by and between the Company and Jino J. Moran regarding stock sale dated June 16, 2017*
6.4	Purchase of Vista Specialty Pharmacy LLC Agreement by and between the Company and Vista Specialty Pharmacy LLC dated June 28, 2017*
6.5	Kiosk Manufacturing and Support Agreement by and between ScriptPro and the Company dated March 21, 2014 incorporated by reference to exhibit 6.5 of our Form 1-A filed on December 15, 2020*,**
6.6	Amendment of Kiosk Manufacturing and Support Agreement dated May 22, 2015 incorporated by reference to exhibit 6.6 of our Form 1-A filed on December 15, 2020*,**
6.7	Exclusive Distributor Agreement by and between A3 Development Group, LLC and the Company dated May 17, 2017*
6.8	Officer and Director Employment Agreement by and between the Company and Swatantra Rohatgi dated June 18, 2018*
8.1	Form of Escrow Agreement*
9.1	Concurrence of Soto Accounting, LLC with Dismissal as Independent Accountant*
11.1	Consent of Auditor – Soto Accounting, LLC (filed herein)

*Previously filed.

**Portions of the exhibits have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Winter Park, Florida on August 25, 2023.

Smart Rx Systems, Inc.

By:	/s/ Swatantra “Santu” Rohatgi
Name:	Swatantra “Santu” Rohatgi
Title:	Chairman of the Board and President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Swatantra “Santu” Rohatgi	Chairman of the Board and President	August 25, 2023
Swatantra “Santu” Rohatgi	(Principal Executive Officer)

/s/ Swatantra “Santu” Rohatgi	Chief Financial Officer	August 25, 2023
Swatantra “Santu” Rohatgi	(Principal Financial and Accounting Officer)

/s/ David Van Valkenburg	Independent Director	August 25, 2023
David Van Valkenburg

/s/ Roman Rohatgi	Director	August 25, 2023
Roman Rohatgi

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